UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

CENTRAL GOLD-TRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                         Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     YES ☐                               NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLD-TRUST
(Registrant)

Date	October 16, 2008	By:	/s/ J.C. Stefan Spicer
(Signature)*
J.C. Stefan Spicer, President & CEO

2

EXHIBIT INDEX

CENTRAL GOLD-TRUST

Exhibit 1	Amended and Restated Declaration of Trust Dated April 24, 2008

3

EXHIBIT 1

CENTRAL GOLDTRUST

AMENDED AND RESTATED

DECLARATION OF TRUST

April 24, 2008

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions.	2
Section 1.2 References to Acts Performed by the Trust.	6
Section 1.3 References.	6
Section 1.4 Gender and Number.	6
Section 1.5 Headings, etc.	6
Section 1.6 Currency.	6
Section 1.7 Certain Phrases, etc.	6
Section 1.8 Accounting Principles.	7
Section 1.9 Day Not a Business Day.	7

ARTICLE 2

DECLARATION OF TRUST

Section 2.1 Establishment of the Trust.	7
Section 2.2 Initial Contribution.	7
Section 2.3 Name of the Trust.	7
Section 2.4 Principal Office.	8
Section 2.5 Nature of the Trust.	8
Section 2.6 Rights of Unitholders.	8
Section 2.7 Liability of Unitholders.	8

ARTICLE 3

ISSUE AND SALE OF UNITS

Section 3.1 Nature of Units.	10
Section 3.2 Authorized Number of Units.	10
Section 3.3 Issue of Units.	10
Section 3.4 Fractional Units.	11
Section 3.5 Re-Purchase of Initial Unit by the Trust.	11
Section 3.6 Consolidation of Units.	11
Section 3.7 No Pre-Emptive Rights.	11

ARTICLE 4

INVESTMENTS OF TRUST

Section 4.1 Purpose of the Trust.	12
Section 4.2 Other Investments	13
Section 4.3 Investment Restrictions.	13
Section 4.4 Net Asset Value of the Trust and Net Asset Value per Unit	14

ii.

ARTICLE 5

ALLOCATIONS AND DISTRIBUTIONS

Section 5.1 Computation of Net Realized Capital Gains and Income.	14
Section 5.2 Allocations and Distributions.	15
Section 5.3 Character of Distributions and Designations.	15
Section 5.4 Enforceability of Right to Receive Distributions.	16
Section 5.5 Method of Payment of Distributions.	16
Section 5.6 Withholding Taxes.	16
Section 5.7 Definitions.	16
Section 5.8 Payments of Cash.	16
Section 5.9 Unclaimed Distributions.	17

ARTICLE 6

REDEMPTION OF UNITS

Section 6.1 Right of Redemption.	17
Section 6.2 Exercise of Redemption Right.	17
Section 6.3 Cash Redemption.	18
Section 6.4 Cancellation of all Redeemed Units.	19
Section 6.5 Mechanics of Issue and Redemption	19

ARTICLE 7

TRUSTEES

Section 7.1 Number of Trustees.	20
Section 7.2 Calling and Notice of Meetings.	20
Section 7.3 Place of Meetings.	20
Section 7.4 Meetings by Telephone.	21
Section 7.5 Quorum.	21
Section 7.6 Chairman.	21
Section 7.7 Action by the Trustees.	21
Section 7.8 Adjourned Meeting.	21
Section 7.9 Remuneration and Expenses.	22
Section 7.10 Officers.	22
Section 7.11 Committees.	22
Section 7.12 Committee Procedure.	22

ARTICLE 8

APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES

Section 8.1 Qualification of Trustees.	23
Section 8.2 Appointment of Trustees.	23
Section 8.3 Consent to Act.	24
Section 8.4 Failure to Elect Minimum Number of Trustees.	24
Section 8.5 Ceasing to Hold Office.	24
Section 8.6 Removal of Trustees.	25

iii.

Section 8.7 Filling Vacancies.	25
Section 8.8 Validity of Acts.	25

ARTICLE 9

CONCERNING THE TRUSTEES

Section 9.1 Powers of the Trustees.	25
Section 9.2 Specific Powers and Authorities.	26
Section 9.3 Restrictions on Trustee's Powers.	28
Section 9.4 Banking.	29
Section 9.5 Standard of Care and Duties.	29
Section 9.6 Fees and Expenses.	29
Section 9.7 Limitations on Liability of the Trustees.	30
Section 9.8 Indemnification of the Trustees.	30
Section 9.9 Exculpatory Clauses in Instruments.	31
Section 9.10 Conflicts of Interest.	32
Section 9.11 Conditions Precedent.	34
Section 9.12 Execution of Instruments and Apparent Authority.	34

ARTICLE 10

AMENDMENT

Section 10.1 Amendment.	35
Section 10.2 Notification of Amendment.	35

ARTICLE 11

MEETINGS OF UNITHOLDERS

Section 11.1 Annual and Special Meetings of the Unitholders.	35
Section 11.2 Unitholder Requisitioned Meetings	36
Section 11.3 Notice of Meetings.	37
Section 11.4 Quorum.	37
Section 11.5 Proxies	38
Section 11.6 Voting Rights of Unitholders.	38
Section 11.7 Resolutions Binding the Trust or the Trustees.	39
Section 11.8 Meaning of "Special Resolution".	39
Section 11.9 Meaning of "outstanding".	40
Section 11.10 Record Date for Voting.	40
Section 11.11 Appointment of Inspector.	41
Section 11.12 Resolutions in Writing.	41

ARTICLE 12

CERTIFICATES AND REGISTRATION OF UNITS

Section 12.1 Nature of Units.	41
Section 12.2 Book-Entry System.	41
Section 12.3 Notice to Clearing Agency.	42
Section 12.4 Liability.	43

iv.

Section 12.5 Trust Unit Certificates.	43
Section 12.6 Contents of Trust Unit Certificates.	44
Section 12.7 Register of Unitholders.	45
Section 12.8 Transfer Agents and Registrars.	45
Section 12.9 Lost Certificates.	46

ARTICLE 13

OWNERSHIP AND TRANSFER OF UNITS

Section 13.1 Transfer of Units.	46
Section 13.2 Units Held Jointly or in a Fiduciary Capacity.	47
Section 13.3 Performance of Trust.	47
Section 13.4 Death or Disability of a Unitholder.	47
Section 13.5 Bankruptcy or Insolvency of a Unitholder	48
Section 13.6 Offer for Units.	48

ARTICLE 14

TERMINATION

Section 14.1 Term of the Trust.	51
Section 14.2 Termination with the Approval of Unitholders.	51
Section 14.3 Procedure Upon Termination.	51
Section 14.4 Powers of the Trustees Upon Termination.	51
Section 14.5 Sale of Trust Assets.	51
Section 14.6 Distribution of Proceeds or Assets.	52
Section 14.7 Further Notice to Unitholders.	52
Section 14.8 Responsibility of the Trustees after Sale and Conversion.	52

ARTICLE 15

SUPPLEMENTAL INDENTURES

Section 15.1 Provision for Supplemental Indentures for Certain Purposes.	53

ARTICLE 16

GENERAL

Section 16.1 Notices.	53
Section 16.2 Failure to Give Notice.	54
Section 16.3 Joint Holders.	54
Section 16.4 Service of Notice.	54
Section 16.5 Information Available to Unitholders.	54
Section 16.6 Records of the Trust	55
Section 16.7 Fiscal Year.	56
Section 16.8 Financial Disclosure.	56
Section 16.9 Unitholder Meeting Information.	56
Section 16.10 Taxation Information.	56
Section 16.11 Administration Fees	57

v.

ARTICLE 17

AUDITOR

Section 17.1 Qualification of Auditor.	57
Section 17.2 Appointment of Initial Auditor.	57
Section 17.3 Change of Auditor.	57
Section 17.4 Report of Auditors.	57

ARTICLE 18

MISCELLANEOUS

Section 18.1 Counterparts.	58
Section 18.2 Severability.	58
Section 18.3 Language.	58
Section 18.4 Governing Law.	58

CENTRAL GOLDTRUST

AMENDED AND RESTATED DECLARATION OF TRUST

This is an Amendment and Restatement of the original Declaration of Trust dated April 28, 2003 (the “Original Declaration”) between John P. Embry, Brian E. Felske, Douglas E. Heagle, Ian M. T. McAvity, Robert R. Sale, J. C. Stefan Spicer, Philip M. Spicer and Eric S. Sprott (the “Original Trustees”) and Central Gold Managers Inc. (the “Initial Unitholder”) and this Amended and Restated Declaration of Trust (the “Declaration of Trust”) made between the Trustees and the Unitholders shall be effective as and from its approval by the Unitholders at a Special Meeting called for the purpose on April 24, 2008.

RECITALS:

(a)	It is desirable to create and continue a trust for investing in and holding gold bullion;
(b)	for the purpose of settling the Trust, the Initial Unitholder paid to the Original Trustees an amount of $20.00 in lawful money of Canada;
(c)

the Trustees agreed to hold the Initial Contribution (until it was redeemed) and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of the assets of the Trust in accordance with the provisions of this Declaration of Trust;

(d)

the Initial Unitholder and the Trustees desired that the beneficiaries of the Trust, including the Initial Unitholder, be the holders of Units, each of which would rank equally in all respects with every other Unit;

(e)	the Trustees and the Unitholders desire that the Trust continue to qualify as a “mutual fund trust” pursuant to subsection 132(6) of the Income Tax Act (Canada);
(f)

the Trustees and the Unitholders desire that this Declaration of Trust set forth certain amendments to the Original Declaration as herein set out: to reflect a change in the name of Gold-Trust; to reflect the cessation of the SAM Agreement; to reflect a reduction in fees to be paid under the Administration Agreement to the Administrator; to confirm the right of the Administrator to nominate two of the Trustees; to effect several enhancements to trust governance matters for the benefit of the Unitholders; and, to implement certain minor changes and updating corrections and matters of consistency or clarification; and

(g)

the parties hereto desire to set out and confirm the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust.

2.

In consideration of the foregoing and the mutual and respective covenants and agreements contained herein (the receipt and sufficiency of which are acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions.

In this Declaration of Trust (including the recitals), unless the context otherwise requires, the following terms shall have the following meanings:

“Administration Agreement” means the administration agreement between the Trust and the Administrator dated as of the date hereof, as the same may be amended from time to time;

“Administrator” means Central Gold Managers Inc.;

“Affiliate” shall, other than for purposes of Section 13.6, mean an “affiliated entity” within the meaning of section 1.2 of OSC Rule 45-501 under the Securities Act (Ontario) as in effect on the date hereof;

“Agency Agreement” means the agency agreement entered into between the Trust and the agents named therein in connection with the Offering;

“Auditors” means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means Ernst & Young LLP;

“Beneficial Unitholder” means the beneficial owner of a Unit where the Book-Entry System is being used for the Units;

“Book-Entry System” means the record-entry securities transfer and pledge system known, as of the date hereof, by such name, which is administered by: (i) CDS in Canada in accordance with the operating rules and procedures of the Securities Settlement Service of CDS in force from time to time, or any successor system which CDS may offer from time to time; (ii) DTC in the United States in accordance with its rules and procedures; and (iii) a similar depository system that may exist in other countries in which Unitholders may hold Units;

“Business Day” means any day on which the Toronto Stock Exchange (including its successors or assigns) or such other exchange or market as may be designated by the Trustees from time to time, is open for business;

“CDS” means The Canadian Depository for Securities Limited, and includes its successors;

“CDS Participant” means a participant in the Book-Entry System of Canada;

3.

“Close of Business” means the time at which trading ceases on the Toronto Stock Exchange or 4:00 p.m. (Toronto time) on a particular date that is not a trading day or, when used in connection with the valuation of a particular security not listed on the Toronto Stock Exchange, such term shall mean the time at which trading ceases in the relevant market for such security or such other time as the Trustees in their discretion deem appropriate;

“Closing” means the completion of the issue of Units pursuant to the Offering;

“Closing Date” means the date on which Closing occured;

“Closing Market Price” has the meaning specified in Section 6.3(1);

“Counsel” means a barrister or solicitor or firm of barristers and solicitors or other lawyers or attorneys in an appropriate jurisdiction retained by the Trust;

“Damages” has the meaning specified in Section 9.8(l);

“Declaration of Trust” means this amended and restated declaration of trust, as the same may be further supplemented, amended or restated from time to time; and “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof and the expressions “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Declaration of Trust;

“Depository” or“Depositories” has the meaning ascribed thereto in Section 12.2;

“Distribution Payment Date” means, in respect of a Distribution Period, the date as may be determined from time to time by the Trustees;

“Distribution Period” means, each calendar year from and including January 1 thereof to and including December 31 thereof;

“Distribution Record Date” means, in respect of a Distribution Period, such day between the last Business Day of the Distribution Period and the Distribution Payment Date for such Distribution Period as may be determined from time to time by the Trustees;

“DTC” means the Depository Trust Company of the United States, a member of the Federal Reserve System, and includes its successors;

“DTC Participant” means a participant in the Book Entry System of the United States;

“GAAP” means at any time, Canadian generally accepted accounting principles, including those set out in the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis;

“Global Trust Unit Certificate” has the meaning specified in Section 12.2(1);

4.

“Initial Contribution” means the amount of $20.00 paid by the Initial Unitholder to the Original Trustees pursuant to the Original Declaration dated April 28, 2003 and for the purpose of settling the Trust;

“Initial Unitholder” has the meaning hereinabove recited;

“Issue Expenses” means all reasonable expenses associated with the transactions contemplated by the Offering;

“Market Price” has the meaning specified in Section 6.3(1);

“Net Asset Value” has the meaning specified in Section 4.4;

“Net Asset Value per Unit” has the meaning specified in Section 4.4;

“Net Realized Capital Gains” has the meaning specified in Section 5.1(1);

“Offering” means the initial public offering of Units;

“Original Declaration” has the meaning hereinabove recited;

“Original Trustees” has the meaning hereinabove recited;

“Person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or governmental or regulatory authority or entity, and pronouns have a similarly extended meaning;

“Redemption Date” has the meaning specified in Section 6.3(1)(a);

“Redemption Price” has the meaning specified in Section 6.3(1);

“Register” has the meaning specified in Section 12.7;

“Resident Canadian” means a resident of Canada within the meaning of the Tax Act;

“SAM” means Sprott Asset Management Inc.;

“SAM Agreement” means the marketing and advisory services agreement entered into by SAM with the Administrator on March 14, 2003 and which terminated by Notice given on May 10, 2007 and release by mutual agreement effective November 5, 2007;

“Special Resolution” has the meaning specified in Section 11.8;

“Tax Act” means the Income Tax Act, R.S.C. 1985 (5th Supp.), c. 1 and the regulations thereunder;

“Transfer Agent” means any registrar and transfer agent or agents of the Trust as may from time to time be appointed by the Trust to act as registrar and transfer agent of the

5.

Units, which initially was CIBC Mellon Trust Company, together with any sub-transfer agent duly appointed by the Transfer Agent from time to time;

“Trust” means the trust constituted by the Original Declaration as amended and restated in this Declaration of Trust;

“Trust Assets” means the properties and assets held by the Trust or by the Trustees on behalf of the Trust, including:

(i)	the Initial Contribution which was returned;
(ii)	all funds or property derived from the issuance or sale of Units or other funds or property received by the Trust from time to time;
(iii)	all cash on hand or on deposit including any interest accrued thereon, adjusted for any accruals from transactions executed but not yet settled;
(iv)	all subscription rights and other securities owned by or contracted on behalf of the Trust;
(v)	all notes and accounts receivable;
(vi)	all prepaid expenses; and
(vii)

all proceeds, income, interest, profit, return of capital, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or arising from the disposition thereof;

“Trust Income” has the meaning specified in Section 5.1(2);

“Trust Liabilities” has the meaning specified in Section 2.7(1);

“Trust Unit Certificate” means a certificate, in the form approved by the Trustees, evidencing one or more Units, issued and certified in accordance with the provisions hereof;

“Trustee”, means at any time, an individual who is, in accordance with the provisions hereof, a trustee of the Trust at such time, and “Trustees” means, at any time, all of the individuals, each of whom is at that time a Trustee;

“Unitholders” means, at any time, the holders at that time, of one or more Units, as shown on the Register;

“Units” has the meaning specified in Section 3.1;

“Unrelated Trustee” has the meaning specified in Section 7.1; and

6.

“Valuation Date” means the day in each week designated by the Trustees unless the Trustees determine that the Trust Assets should be valued more frequently, either generally or in respect of one or more specific instances, in which event “Valuation Date” shall mean such day or days as the Trustees determine to be Valuation Dates.

Section 1.2	References to Acts Performed by the Trust.

Any reference in this Declaration of Trust to an act to be performed by the Trust or to an obligation of the Trust, shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustees on behalf of the Trust or an obligation assumed by or imposed upon the Trustees in their capacity as trustees of the Trust, as the case may be.

Section 1.3	References.

Except as otherwise specifically provided herein, reference in this Declaration of Trust to any contract, agreement or any other instrument shall be deemed to include references to the same as varied, amended, supplemented, restated or replaced from time to time. Except as otherwise specifically provided herein, any reference in this Declaration of Trust to a statute or regulations, rules, policies or instruments thereunder shall be deemed to be a reference to such statute or regulation, rule, policy or instrument as amended, re-enacted or replaced from time to time, and reference to specific parts, paragraphs or sections thereof shall include all amendments, re-enactments or replacements. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions thereof as if such proposals had been enacted into law and proclaimed into force.

Section 1.4	Gender and Number.

Any reference in this Declaration of Trust to gender includes all genders, and words importing the singular number only shall include the plural and vice versa.

Section 1.5	Headings, etc.

The provision of a Table of Contents, the division of this Declaration of Trust into Articles and Sections and the insertion of headings are for convenience of reference only, and are not to affect its interpretation.

Section 1.6	Currency.

All references in this Declaration of Trust to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

Section 1.7	Certain Phrases, etc.

In this Declaration of Trust (i) the words “including” and “includes” mean “including (or includes) without limitation”, and (ii) the phrase “the aggregate of”, “the total of”, “the

7.

sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

Section 1.8	Accounting Principles.

All accounting terms not specifically defined in this Declaration of Trust shall be interpreted in accordance with Canadian GAAP. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Declaration of Trust, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise determined by the Trustees, be made in accordance with GAAP.

Section 1.9	Day Not a Business Day.

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time, if any, on the next succeeding day that is a Business Day. This Section is not applicable to Section 5.1 or Section 5.2.

ARTICLE 2
DECLARATION OF TRUST

Section 2.1	Establishment of the Trust.

The Trustees hereby declare and agree to act as trustees of the Trust and to hold the Trust Assets in trust for the benefit of the Unitholders on and subject to the terms and conditions of this Declaration of Trust.

Section 2.2	Initial Contribution.

The Initial Unitholder paid, concurrent with the execution of the Original Declaration, the Initial Contribution to the Trustees for the purpose of settling the Trust, and the Initial Unitholder was issued one Unit in the Trust.

Section 2.3	Name of the Trust.
(1)

The Trust, which has been known and designated as “Central Gold-Trust” shall, from and after April 24, 2008, be known and designated as “Central GoldTrust”, provided that during a period of transition of up to 15 months to be designated by the Trustees and as a matter of convenience and minimization of expense the Trust may continue usage of the original name in documentation and dealings, but, whenever practicable, lawful and convenient, the property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under the new name.

(2)	If the Trustees determine that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees

8.

deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

(3)	The Trust may approve and use a French or foreign language version of any name or designation used by the Trust.
Section 2.4	Principal Office.

The principal office of the Trust shall be located at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada, L9G 3P2, or at such other place or places in Canada as the Trustees may from time to time designate. The mailing address of the Trust shall be Box 10106 Meadowlands P.O., Ancaster, Ontario, Canada, L9K 1P3, or at such other place or places in Canada as the Trustees may from time to time designate.

Section 2.5	Nature of the Trust.

The Trust is a passive, self-governing, single purpose trust, and was established for the purpose specified in Section 4.1. The Trust is not, shall not be deemed to be and shall not be treated as, a partnership, limited partnership, agency, society, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustees or any individual Trustee or the Unitholders or any of them or any Person for any purpose be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners, joint venturers or as that of principal and agent or as members of a society, syndicate, association, partnership or limited partnership or shareholders of a corporation or other joint stock company. The relationship of the Unitholders to the Trustees shall be solely that of beneficiaries of the Trust, and their rights shall be limited to those conferred upon them by this Declaration of Trust.

Section 2.6	Rights of Unitholders.

The rights of each Unitholder (including the right, if any, to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trust) are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trust. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are, subject as herein expressly set forth, vested exclusively in the Trustees, and no Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

Section 2.7	Liability of Unitholders.
(1)	No Unitholder or Beneficial Unitholder, in such capacity, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other

9.

kind, to any Person in connection with: (i) the Trust Assets or the ownership, use, holding, acquisition, or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations, liabilities, activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustees or by any other Person in respect of the affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any act or omission of the Trustees or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other Person in respect of the affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or by any other Person in respect of the affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other Person (except the Unitholder or Beneficial Unitholder to the extent required by applicable tax laws) on behalf of or in connection with the affairs of the Trust (collectively, “Trust Liabilities”).

(2)	No Unitholder or Beneficial Unitholder in such capacity shall be liable to indemnify the Trustees or any other Person with respect to any Trust Liabilities.
(3)

To the extent that, notwithstanding the provisions of this Section 2.7, any Unitholder or Beneficial Unitholder, in such capacity, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of the Units held by such Unitholder or Beneficial Unitholder.

(4)

If contrary to the provisions of this Section 2.7, any Unitholder or Beneficial Unitholder shall be held personally liable as such by a judgment of a court of competent jurisdiction to any other Person in respect of any Trust Liabilities, such Unitholder or Beneficial Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability and for all costs of any litigation or other proceedings in which such liability shall have been determined, including, without limitation, all fees and disbursements of counsel. The rights accruing to a Unitholder or Beneficial Unitholder under this Section 2.7(4) shall not exclude any other rights to which such Unitholder or Beneficial Unitholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trustees to indemnify or reimburse a Unitholder or Beneficial Unitholder out of the Trust Assets in any appropriate situation even though not specially provided herein but, for greater certainty, the Trustees shall have no liability to reimburse Unitholders or Beneficial Unitholders for taxes assessed against them by reason of their ownership of Units.

10.

ARTICLE 3
ISSUE AND SALE OF UNITS

Section 3.1	Nature of Units.
(1)

The beneficial interests in the Trust shall be divided into interests of one class (the “Units”), which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein.

(2)

Each Unit represents an equal, undivided, beneficial interest in the Trust, in any distribution from the Trust (whether of Net Realized Capital Gains, Trust Income or other amounts) and in any net assets of the Trust in the event of the termination or winding-up of the Trust. The interest of each Unitholder shall be determined by the number of Units held as of record by the Unitholder. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

Section 3.2	Authorized Number of Units.

The number of Units which is authorized and may be issued hereunder is unlimited.

Section 3.3	Issue of Units.
(1)

Units may be allotted and issued by the Trust at such times, to such persons, for such consideration and on such terms and conditions as the Trustees may determine, provided that the Trustees shall not authorize for issuance any Units where the net proceeds per Unit from the issuance thereof are less than the most recently calculated Net Asset Value per Unit as at the time of such authorization. The Trustees may authorize the Trust to pay a reasonable commission to any Person in consideration of such Person purchasing or agreeing to purchase, whether absolutely or conditionally, Units from the Trust or from any other Person or procuring or agreeing to procure purchasers, whether absolute or conditional, for Units.

(2)

The Trustees may create and issue rights, warrants (including so-called “special warrants” which may be exercisable for no additional consideration), convertible securities (including Units issuable upon the exchange of securities of other issuers) or options (including all types of incentive programs) to subscribe for Units, which rights, warrants, convertible securities or options may be exercisable at such subscription price or prices and at such time or times and on such terms or conditions as the Trustees may determine. The rights, warrants, convertible securities or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant, convertible security or option shall not be a Unit and the holder thereof shall not be a Unitholder.

(3)

Units are only to be issued as fully paid in money or property, including an obligation to pay consideration in instalments, or services, and are not to be subject to future calls or assessments, except that Units to be issued under an offering following the Offering may be issued for a consideration payable in instalments and the Trust may take a security interest over such Units or other property for unpaid instalments.

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(4)

For greater certainty, Units may be issued by the Trust (i) as contemplated by this Section 3.3, (ii) pursuant to Section 5.5, (iii) as contemplated by the Agency Agreement and subsequent underwriting or agency agreements, special warrants or private placements, (iv) in order to acquire gold bullion, cash or securities, (v) upon the exercise of any rights, warrants, convertible securities or options to acquire Units issued by the Trust and (vi) pursuant to Section 3.6.

Section 3.4	Fractional Units.

Fractions of Units may be issued, including pursuant to distributions of additional Units to all Unitholders pursuant to Sections 5.2 or 5.3. Fractions of Units shall carry and be subject to the provisions hereof applicable to whole Units in the proportion which they bear to one Unit, except that no holder of a fraction of a Unit, as such, shall be entitled to notice of, or to attend or vote at, meetings of Unitholders.

Section 3.5	Re-Purchase of Initial Unit by the Trust.

Immediately after the Closing, the Trust purchased the initial Unit from the Initial Unitholder, and the Initial Unitholder sold the initial Unit to the Trust, for a purchase price of $20.00 and, upon the completion of such purchase and sale, the initial Unit was cancelled and is no longer be outstanding for any of the purposes of this Declaration of Trust.

Section 3.6	Consolidation of Units.

Unless the Trustees determine otherwise, immediately after any pro rata distribution of additional Units to all Unitholders pursuant to Sections 5.2 or 5.3, the number of the outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution of additional Units. In such case, each Unit Certificate representing a number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the distribution of additional Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder’s share of the distribution, the consolidation will result in such Unitholder holding that number of Units equal to (i) the number of Units held by such Unitholder prior to the distribution plus the number of Units received by such Unitholder in connection with the distribution (net of withholding taxes) multiplied by (ii) the fraction obtained by dividing the aggregate number of Units outstanding prior to the distribution by the aggregate number of Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholders. Any Units that have been so withheld will be sold and the tax remitted.

Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder’s original Units, in exchange for a Unit Certificate representing such Unitholder’s post-consolidation Units.

Section 3.7	No Pre-Emptive Rights.

No Unitholder shall be entitled, as a matter of right, to any pre-emptive right to acquire any Units, unless otherwise expressly agreed to in writing by the Trust.

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ARTICLE 4
INVESTMENTS OF TRUST

Section 4.1	Purpose of the Trust.

The Trust is a passive, self-governing, single purpose trust and its activities shall be restricted to:

(a)	investing in and holding a minimum of 90% of its total net assets in physical gold bullion and holding no more than 10% of its total net assets in the following:
(i)

gold certificates to enable payments, if any, made in connection with the redemption of any Units or other securities of the Trust, for making distributions, if any, to Unitholders, and for working capital purposes, and

(ii)	cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for working capital purposes;
(b)

issuing Units (or rights, warrants, convertible securities or options to acquire Units or permitting re-investment of distributions) provided that the net proceeds per Unit to be received by the Trust shall not be less than the most recently calculated Net Asset Value per Unit prior to or upon authorization of such issuance;

(c)

borrowing on a short-term basis in strictly limited circumstances to facilitate bullion purchases, provided that, under such circumstances, the Trust may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 10% of the Trust’s total net assets at any and all times;

(d)	issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Trust;
(e)

holding cash in interest-bearing accounts, or in investments authorized by Section 4.2 for the purposes of paying the expenses of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units or other securities, and making distributions to Unitholders;

(f)	purchasing securities issued by the Trust;
(g)	satisfying the obligations or liabilities of the Trust; and
(h)

undertaking such other activities, or taking such actions including investing in securities, as are related to or in connection with the foregoing or as are contemplated by this Declaration of Trust or as may be approved by the Trustees from time to time, provided that the Trust shall not undertake any activity, take any action, or make any investment which would result in:

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(i)	the Trust not being considered a “mutual fund trust” for purposes of the Tax Act; or
(ii)

all or substantially all of the property of the Trust consisting of property that would be taxable Canadian property if the definition “taxable Canadian property” in subsection 248(1) of the Tax Act were read without reference to the paragraph (b) of that definition.

Section 4.2	Other Investments

To the extent that any monies or other property received by the Trust from time to time are not to be immediately used by the Trust, the Trustees are hereby authorized to and, where prudent to do so, shall invest such monies in: (i) debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States of America or a state thereof; (ii) short-term commercial paper obligations of a corporation or other Person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by Dominion Bond Rating Service Limited or its successors or assigns or A-1 (or its equivalent, or higher) by CBRS Inc. or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poors or its successors or assigns; (iii) interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company; (iv) money market mutual funds; or (v) other short-term debt obligations approved by the Trustees from time to time. For the purpose hereof, “short-term” shall mean having a date of maturity or call for payment not more than 182 days from the date on which the investment is made.

Section 4.3	Investment Restrictions.

The following investment restrictions shall apply to the Trust unless and until amended by the Unitholders as contemplated by Section 11.7 hereof and except as the Trustees may establish more conservative and restrictive policies from time to time:

(a)

Within 30 days following completion of the Offering (and promptly following any subsequent issue or offering of securities by the Trust), at least 90% of the Trust Assets must be held in pure, refined gold bullion in bar form;

(b)

All gold bullion owned by the Trust shall be unencumbered and the Trust may not enter into any borrowing arrangements except in strictly limited circumstances approved by the Trustees to facilitate bullion purchases. Under such circumstances, the Trust may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 10% of the Trust’s total Net Asset Value at any time;

(c)

Gold bullion of the Trust shall be stored on an allocated and segregated basis in Canada in treasury vault facilities of a Canadian Chartered bank, which shall be the custodian. No part of the physical gold bullion held in storage on behalf of the Trust may be delivered by the custodian out of safekeeping without receipt of a certified resolution of the Trustees specifying the purpose and giving direction with respect to specific amounts;

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(d)

No Trustee or officer of the Trust or appointed representative of the Trust or the Administrator is authorized to enter the treasury vault storage facilities of the custodian without being accompanied by a representative of the auditors of the Trust and one or more representatives of such custodian;

(e)

The gold bullion held in storage on behalf of the Trust shall be audited annually and spot audited periodically by bar number, refiner, weight and purity in the presence of at least one Trustee or officer of the Trust, at least one representative of the Trust’s Auditors and one or more representatives of the custodian; and

(f)	The Trustees shall seek to maintain the qualifying status of the Units of the Trust under current Canadian legislation, as described in “Eligibility for Investment” in prospectus of the Trust.
Section 4.4	Net Asset Value of the Trust and Net Asset Value per Unit

The Trust Assets shall be valued in the aggregate by the Administrator as of the Close of Business on each Valuation Date in United States dollars. The value of the Trust Assets shall also be calculated as of December 31 in each year if that day is not otherwise a Valuation Date for the purpose of the distribution of any Trust Income and Net Realized Capital Gains of the Trust to Unitholders. The Net Asset Value and the Net Asset Value per Unit shall also be determined at such dates. The “Net Asset Value” at any such date shall be the value of the Trust Assets less an amount sufficient to provide for the liabilities of the Trust (excluding all liabilities represented by outstanding Units). The “Net Asset Value per Unit” at any such date shall be the quotient obtained by dividing the amount of the Net Asset Value determined at such time by the total number of Units then outstanding. The Net Asset Value and Net Asset Value per Unit at a particular date shall be determined, computed and verified by the Administrator as follows: in the case of gold bullion, at the value which is based on the London Bullion Market Association second fixing price for gold bullion on such date when available and otherwise, the best alternative market, and, in the case of all other assets and liabilities of the Trust, in accordance with the method of valuation prescribed by the Trustees, acting reasonably, from time to time. The Unrelated Trustees by majority vote shall have the express authority to engage a different third party at any time and from time to time for the purpose of calculating the Net Asset Value.

ARTICLE 5
ALLOCATIONS AND DISTRIBUTIONS

Section 5.1	Computation of Net Realized Capital Gains and Income.
(1)

The net realized capital gains of the Trust (the “Net Realized Capital Gains”) for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds: (i) the aggregate of the capital losses of the Trust realized in such year; (ii) any capital gains which are realized by the Trust as a result of a redemption of Units pursuant to Article 6 and which are payable to redeeming Unitholders pursuant to Section 5.2(2); and (iii) each amount determined by the Trustees in respect of any net capital loss for a prior taxation year

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which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year multiplied by the reciprocal of the fraction applicable in determining the proportion of a capital gain for such prior taxation year that is a taxable capital gain.

(2)

The income of the Trust (the “Trust Income”) for any taxation year of the Trust shall be the income of the Trust for such year computed in accordance with the provisions of the Tax Act, other than subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the “taxable income” of the Trust; provided, however, that capital gains and capital losses shall be excluded from the computation of Trust Income.

Section 5.2	Allocations and Distributions.
(1)

The Trustees may allocate, declare payable and distribute, from time to time, out of Net Realized Capital Gains, Trust Income, the capital of the Trust or otherwise, in any year, such amount or amounts, and on such dates and to Unitholders of record on such dates, as the Trustees may determine.

(2)

The Trustees may allocate and pay to one or more redeeming Unitholders, as part of the Redemption Price, any part or all of the Trust Income or capital gains realized by the Trust in connection with dispositions of any assets owned by the Trust which are required to satisfy the Redemption Price for the redemption of Units pursuant to Article 6.

(3)

Having regard to the present intention of the Trustees to allocate, distribute and make payable to the Unitholders all of the Net Realized Capital Gains, all Trust Income and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year (other than tax on Net Realized Capital Gains that would be recoverable by it with respect to the relevant taxation year), the following amounts shall, without any further actions on the part of the Trustees, be due and payable to the Unitholders of record at the close of business on December 31 in each year:

(a)

the amount of Net Realized Capital Gains for such year not previously paid or made payable to any or all of the Unitholders in such year, except to the extent of Net Realized Capital Gains in respect of which the tax payable by the Trust would be refunded as a “capital gains refund” as defined in the Tax Act for such year; and

(b)	the amount of Trust Income for such year not previously paid or made payable to any or all of the Unitholders in such year.
Section 5.3	Character of Distributions and Designations.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations in respect of the amounts paid or payable to the Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to net capital gains realized by the Trust in the year, as well as elect under subsection 104(13.1) and/or subsection 104(13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders.

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Amounts paid or payable to the Unitholders pursuant to this Article 5 shall, subject to Section 5.2(3) in respect of year end distributions, be deemed to be distributions of Net Realized Capital Gains, Trust Income, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

Section 5.4	Enforceability of Right to Receive Distributions.

Notwithstanding any other provision of this Article 5, each Unitholder shall have the legal right to enforce payment on December 31 of any amount payable to such Unitholder as a result of any allocation or distribution declared or otherwise made payable pursuant to this Article 5 on the applicable December 31 to, and not yet received by, such Unitholder pursuant to this Article 5 in respect of that year.

Section 5.5	Method of Payment of Distributions.
(1)

Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared payable, or otherwise made payable, pursuant to this Article on the due date for such payment, the payment may, at the option of the Trustees, include the issuance of additional Units, or fractions of Units, if necessary or desirable, having a value equal to the difference between the amount of such distribution declared to be payable and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution.

(2)

The value of each Unit which is issued pursuant to Section 5.5(1) shall be not less than net asset value of the Units on (i) the applicable record date in respect of a distribution under Section 5.2(1), or (ii) December 31 in respect of a distribution under Section 5.2(3).

Section 5.6	Withholding Taxes.

The Trustees may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

Section 5.7	Definitions.

Unless otherwise specified or the context otherwise requires, any term in this Article which is defined in the Tax Act shall have for the purposes of this Article the meaning that it has in the Tax Act.

Section 5.8	Payments of Cash.

Any payment of cash by the Trust to a Unitholder pursuant to this Article 5 or any other provision of this Declaration of Trust is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder’s address appearing in the Register unless such cheque is dishonoured upon presentment. Upon such

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payment, the Trust shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

Section 5.9	Unclaimed Distributions.

In the event that the Trustees shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees shall be under no obligation to invest or reinvest the same, but shall only be obliged to hold the same in a current interest-bearing account pending payment with interest earned (and less applicable taxes) to the Person or persons entitled thereto. Although, the Trustees may at their discretion re-invest such unclaimed amounts in Units of the Trust at not less than their net asset value, the Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held to the appropriate government official or agency, whose receipt shall be a good discharge and release of the Trustees.

ARTICLE 6
REDEMPTION OF UNITS

Section 6.1	Right of Redemption.

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with this Article 6.

Section 6.2	Exercise of Redemption Right.
(1)

Units may be surrendered at any time to the Transfer Agent for redemption by presentation to the Transfer Agent of a written request for redemption from the Unitholder or a Depository, as the case may be, in a form acceptable to the Transfer Agent, specifying the number of Units to be redeemed and accompanied by the Trust Unit Certificate(s), if any, representing the Units to be redeemed and such additional documents relating thereto which the Transfer Agent reasonably determines are necessary for the redeeming Unitholders to receive the redemption proceeds. Any expense associated with the preparation and delivery of redemption notices will be for the account of the Unitholder exercising the redemption privilege. Such surrender will be irrevocable except with respect to any Units surrendered for redemption in respect of which the redemption proceeds are not paid by the Trust on or before the date on which such payment is due and except as otherwise provided herein.

(2)

If the Book-Entry System is being used for the Units, a Beneficial Unitholder who desires to redeem Units must do so by causing a CDS Participant, a DTC Participant or a participant in another Depository to deliver to CDS or DTC or such other Depository, as the case may be, on behalf of the Beneficial Unitholder a written notice of the Beneficial Unitholder’s intention to redeem Units. The form of redemption notice should be available from a CDS Participant, DTC Participant, participant in another Depository, the Trustees or the Transfer Agent. By causing a CDS Participant, a DTC Participant or a participant in another Depository to deliver to CDS, or DTC or such other Depository, as

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the case may be, a notice of the Beneficial Unitholder’s intention to redeem Units, a Beneficial Unitholder shall be deemed to have irrevocably surrendered the applicable Units for redemption and appointed such CDS Participant, DTC Participant or participant in another Depository, as the case may be, to act as his or her exclusive settlement agent with respect to the exercise of the redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise. Any redemption notice which CDS or DTC or such other Depository, as the case may be, determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the redemption privilege to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by CDS or DTC or such other Depository, as the case may be, or a CDS Participant, DTC Participant or participant in another Depository, as the case may be, to exercise redemption privileges or to give effect to the settlement thereof in accordance with the Beneficial Unitholder’s instructions will not give rise to any obligations or liability on the part of the Trust to the CDS Participant, DTC Participant or participant in another Depository, as the case may be, or to the Beneficial Unitholder. A Beneficial Unitholder shall have no direct rights as against the Trust or the Trustees, and the redemption shall insofar as the Trust is concerned be deemed to be on the part of the actual Unitholder.

(3)

As of the close of business on the date the Units are surrendered for redemption, the Unitholder shall cease to be the Unitholder of record in respect of such Units, such Units shall cease to be entitled to share in the income or any participation in the assets of the Trust (other than the receipt of the redemption proceeds) and the Unitholder (or Beneficial Unitholder) thereof shall not be entitled to exercise any of the rights of holders of Units in respect thereof.

Section 6.3	Cash Redemption.
(1)

Upon receipt by the Trust of a notice to redeem Units in accordance with Section 6.2 and surrender of the relevant Trust Unit Certificate, if applicable, the Unitholder of the Units tendered for redemption shall be entitled to receive an amount per Unit (the “Redemption Price”) equal to the lesser of:

(a)

90% of the Market Price on the principal market or exchange on which the Units are quoted for trading during the 10 trading day period commencing immediately following the date on which the Units were tendered for redemption (the “Redemption Date”); and

(b)	100% of the Closing Market Price on the principal market on which the Units are quoted for trading on the Redemption Date.

For the purposes of this Declaration of Trust, “Market Price” shall be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, “Market Price” shall be the average of the following prices established for each of the

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trading days during the specified trading day period: the average of the last bid and last asking prices for each day on which there was no trading and the weighted average trading prices of the Units for each day that there was trading. For the purposes of this Declaration of Trust, “Closing Market Price” shall be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable exchange or market provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and last asking prices if there was no trading on the specified date.

(2)

The Redemption Price payable in respect of the Units surrendered for redemption during any calendar month shall be satisfied by way of cash payment no later than the last day of the calendar month following the month in which the Units were tendered for redemption. Cash payments made by the Trust are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the redeemed Units except to replace any cheque which is lost or destroyed. The Transfer Agent may issue a replacement cheque if it is satisfied that the original cheque has not been received or has been lost or destroyed, upon being furnished with such evidence of loss, indemnity or other documentation in connection therewith that the Transfer Agent in its discretion may consider necessary.

Section 6.4	Cancellation of all Redeemed Units.

All Units which are redeemed under this Article 6 shall be deemed to be outstanding at the time of the close of business on the Valuation Date as of which Net Asset Value per Unit is to be determined for the purpose of such redemption, and immediately thereafter such Units shall be deemed to be cancelled and no longer outstanding, and the redemption price shall, until paid, be deemed to be a liability of the Trust.

Section 6.5	Mechanics of Issue and Redemption

The Trustees may make such rules and establish such procedures as they deem appropriate, which shall be disclosed to the Unitholders consistent with applicable securities legislation, to regulate the issue, distribution and redemption of Units, including the establishment of special plans permitting automatic investment in Units of the Trust and automatic redemption of Units of the Trust.

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ARTICLE 7
TRUSTEES

Section 7.1	Number of Trustees.

The Trustees shall consist of not less than three and no more than eleven Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees; provided that until otherwise so determined by resolution, the number of Trustees shall be seven. At least a majority of the Trustees must be Resident Canadians and, except while a vacancy in office exists and is to be filled, must be Unrelated Trustees. So long as the Administrative Agreement is in effect, the Administrator’s right to nominate two of the Trustees to be elected at any meeting of Unitholders is hereby confirmed. For the purposes of this Section 7.1, “Unrelated Trustee” means a trustee who is: (a) not an officer of the Trust or the Administrator, and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the Trustee’s ability to act with a view to the best interest of the Trust, other than interests and relationships arising solely from Unit holdings in the Trust; (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the Trust or any of its subsidiaries or affiliates; and (c) not a trustee, director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Trust, provided that a chair or co-chair of the Board of Trustees who is not a senior executive officer of the Trust or the Administrator will not be regarded as a related Trustee. The application of such definition to the circumstances of each individual Trustee shall be the responsibility of the Trustees.

Section 7.2	Calling and Notice of Meetings.

Meetings of the Trustees shall be called and held from time to time at such time and at such place or places in Canada as the Trustees, the Chairman or a Co-Chairman of the Trustees or any two Trustees may determine, and any one Trustee, or officer of the Trust, may give notice of meetings when directed or authorized by such individual or individuals. Notice of each meeting of the Trustees shall be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that, if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Unitholders. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone or facsimile or electronic mail. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee’s appointment, no other notice shall be required for any such regular meeting.

Section 7.3	Place of Meetings.

Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when the Trustee attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

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Section 7.4	Meetings by Telephone.

With the consent of the chairman of the meeting or a majority of the other Trustees participating in the meeting, any Trustee may participate in a meeting of the Trustees or of a committee of the Trustees from any location in the world by means of telephone, electronic or other communication facilities that permit all individuals participating in the meeting to communicate with each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Trustees and of committees of Trustees.

Section 7.5	Quorum.

The quorum for the transaction of business at any meeting of the Trustees shall consist of a majority of the number of Trustees then holding office, and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees, provided that the Trustees shall not transact business at a meeting of Trustees unless a majority of Trustees present are Resident Canadians.

Section 7.6	Chairman.

The chairman of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chairman or Co-Chairman of the Trustees (as appointed by the Trustees under Section 7.10) or, if such individual is not participating in the meeting, the Trustees participating in the meeting shall choose one of their number to be chairman.

Section 7.7	Action by the Trustees.

At all meetings of the Trustees, every question shall be decided by a majority of the votes cast on the question.

In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by a resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

Section 7.8	Adjourned Meeting.

Any meeting of Trustees may be adjourned from time to time by the chairman of the meeting with the consent of the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated upon its adjournment.

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Section 7.9	Remuneration and Expenses.

The Trustees (other than officers or directors of the Administrator) shall be paid such remuneration for their services as the Trustees may from time to time determine. Until otherwise determined, such compensation shall be U.S.$4,000.00 per year for each Trustee plus U.S.$1,000.00 per meeting of the Trustees, Committees of Trustees and for each Trustee in attendance at gold bullion audits and inspections and the chairmen of committees of the Trustees will each receive an additional U.S.$2,000.00 per year. Such Trustees shall also be entitled to be reimbursed for reasonable travel and other out-of-pocket expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. Nothing herein contained shall preclude any Trustee from serving the Trust in any other capacity and receiving remuneration therefor.

Section 7.10	Officers.

The Trustees from time to time may appoint one or more officers of the Trust, including without limitation a Chairman or two Co-Chairman, a President, a Treasurer and a Secretary of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held.

Section 7.11	Committees.

Except as prohibited by law, the Trustees may appoint from their number one or more committees of Trustees and may delegate to any committee of Trustees such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Declaration of Trust and/or for audit, nominating, compensation, corporate governance or other responsibilities, without regard to whether such authority is normally granted or delegated by trustees; provided that a majority of the members of each committee shall constitute a quorum thereof and must be Resident Canadians. Where appropriate, in their discretion the Trustees may appoint, as a minority on a committee, one or more individuals who are not Trustees, provided that such discretion shall not be applicable to committees formed for audit, nominating or corporate governance purposes.

Section 7.12	Committee Procedure.

Unless otherwise determined by the Trustees, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chairman and the rules for calling, holding, conducting, transacting business at and adjourning meetings of the committee shall be the same as those governing the Trustees. Subject to Section 7.11, each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee and the Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, a committee may continue to exercise its powers notwithstanding any vacancy among its members.

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ARTICLE 8
APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES

Section 8.1	Qualification of Trustees.

The following persons are disqualified from being a Trustee of the Trust:

(a)	anyone who is less than eighteen years of age;
(b)	anyone who is of unsound mind and has been so found by a Court in Canada or elsewhere;
(c)	a Person who is not an individual; and
(d)	an individual who has the status of bankrupt.
Section 8.2	Appointment of Trustees.

The initial Trustees, being John P. Embry, Brian E. Felske, Douglas E. Heagle, Ian M.T. McAvity, Robert R. Sale, J.C. Stefan Spicer, Philip M. Spicer and Eric S. Sprott, were appointed as the Original Trustees of the Trust for an initial term of office which, subject to Section 8.5, expired (subject to further appointment) at the close of the first annual meeting of Unitholders. Except as otherwise provided herein, Trustees shall be appointed (including the reappointment of incumbent Trustees) at each annual meeting of Unitholders, and may be appointed at a special meeting of Unitholders, in each case to hold office, subject to Section 8.5, for a term expiring at the close of the next annual meeting of Unitholders following such an appointment.

Any such appointment (other than by the Trustees as contemplated by this Section 8.2 and Section 8.7) shall be made either by a resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 11.12.

Notwithstanding anything else contained herein:

(a)

if no Trustees are appointed at the annual meeting of Unitholders held immediately before the term of office of the existing Trustees expires, such existing Trustees shall continue to hold the office of Trustees under this Declaration of Trust until successors have been appointed or they cease to hold office;

(b)

the Trustees may, between annual meetings of the Unitholders, appoint one or more additional Trustees, subject to the provisions of Section 7.1, for a term to expire (subject to further appointment) at the close of the next annual meeting of Unitholders, but, except as expressly provided in this Section 8.2, the number of additional Trustees so appointed shall not at any time exceed one-third of the number of Trustees who held office immediately at the expiration of the immediately preceding annual meeting of Unitholders; and

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(c)

in the event that at any time a majority of the Trustees are not Resident Canadians, the Trustees then in office shall forthwith appoint such number of Resident Canadian Trustees as may be necessary so that a majority of the Trustees are Resident Canadians.

Section 8.3	Consent to Act.
(1)

An individual who is appointed a Trustee hereunder, other than the Original Trustees whose consents to act were given by their signatures to the Original Declaration, shall not become a Trustee until he or she has, either before or after such appointment, consented in writing to do so. Without limiting the form of such consent, the execution and delivery to the Trust of a consent substantially as follows shall satisfy such requirement:

“To: Central GoldTrust (the “Trust”)

And to: The Trustees thereof

The undersigned hereby consents to act as a Trustee of the Trust and hereby agrees, upon the later of the date of this consent and the date of the undersigned’s appointment as a Trustee of the Trust, to become a party, as a Trustee, to the Declaration of Trust, as amended from time to time, constituting the Trust and to be bound by the obligations and liabilities of a Trustee thereunder.

Dated:

[Signature]
[Print Name]”
(2)

Upon the later of an individual being appointed a Trustee hereunder and executing and delivering to the Trust a consent in writing as contemplated in Section 8.3(1), he or she shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended from time to time.

Section 8.4	Failure to Elect Minimum Number of Trustees.

If a meeting of Unitholders fails to elect the minimum number of Trustees required by this Declaration of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

Section 8.5	Ceasing to Hold Office.
(1)	A Trustee ceases to hold office when:
(a)	he or she dies or resigns;
(b)	he or she is removed in accordance with Section 8.6; or

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(c)	he or she ceases to be duly qualified to act as a Trustee as provided under Section 8.1.
(2)	A resignation of a Trustee becomes effective at the time a written resignation is received by the Trust, or at the time specified in the written resignation, whichever is later.
(3)

Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall be deemed to cease to be a party (as a Trustee) to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 9.8.

Section 8.6	Removal of Trustees.

The Unitholders may remove any Trustee or Trustees from office, by resolution approved by a majority of the votes cast at a meeting of Unitholders called for that purpose.

A vacancy created by the removal of a Trustee may be filled at the meeting of Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

Section 8.7	Filling Vacancies.

A quorum of Trustees may fill a vacancy among the Trustees, except (i) a vacancy resulting from an increase in the number of Trustees other than as provided in Section 8.2(b), or (ii) from a failure to elect the minimum number of Trustees fixed by this Declaration of Trust other than as provided in Section 8.4. If there is not a quorum of Trustees, or if there has been a failure to elect the minimum number of Trustees required by or pursuant to this Declaration of Trust other than as provided in Section 8.4, the Trustees then in office shall forthwith call a special meeting of Unitholders to fill the vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be requisitioned by Unitholders in accordance with Section 11.2. A Trustee appointed to fill a vacancy holds office, subject to Section 8.5, until the close of the next annual meeting of the Unitholders. Notwithstanding anything else contained herein, in the event that a majority of the Trustees are not Resident Canadians, the Trustees then in office shall appoint such number of Resident Canadian Trustees as may be necessary so that a majority of the Trustees are Resident Canadians.

Section 8.8	Validity of Acts.

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustees or any defect in the qualifications of the Trustees.

ARTICLE 9
CONCERNING THE TRUSTEES

Section 9.1	Powers of the Trustees.

Subject to the terms and conditions of this Declaration of Trust, the Trustees are hereby vested with and shall have, without other or further authorization, continuing, full, absolute and

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exclusive power, control, and authority and discretion over, and administration of, the Trust Assets and the affairs and undertaking of the Trust, to the same extent as would the legal and beneficial owner of such property, and may exercise the same without the necessity of applying to any court for leave to do so. Without restricting or limiting the generality of the foregoing, such powers of the Trustees shall include the powers enumerated in the ensuing sections of this Article 9 and elsewhere in this Declaration of Trust.

Section 9.2	Specific Powers and Authorities.

Subject only to the express limitations contained in this Declaration of Trust, and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Unitholders, shall have and may exercise at any time and from time to time the following powers and authorities, which may be exercised by the Trustees in such manner and upon such terms and conditions as they may from time to time determine proper:

(a)	to supervise the holdings and affairs of the Trust;
(b)	to maintain records and provide reports to Unitholders;
(c)	to collect, sue for and receive all sums of money or other property or items that are believed due to the Trust;
(d)	to effect payment of distributions to the Unitholders as provided in Article 5;
(e)	to invest funds of the Trust as provided in Article 4;
(f)

to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the Trust Assets, to the same extent that any Person might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(g)

where reasonably required, to engage, employ, contract with or retain on behalf of the Trust any Persons as agents, representatives or independent contractors (including, without limitation, administrators, investment advisors, registrars, underwriters, accountants (including any Unitholder’s accountants), lawyers (including any Unitholder’s lawyers or firm of which a Trustee may be a member), appraisers, brokers, consultants, technical advisors, depositaries, custodians, transfer agents or otherwise) in one or more capacities;

(h)

except as prohibited by law, to delegate from time to time to the Trust’s officers, consultants, agents and other persons the doing of such things and the exercise of such powers hereunder as the Trustees may from time to time deem expedient, so long as any such delegation is not inconsistent with any of the provisions of this

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Declaration of Trust and subject at all times to the general control and supervision of the Trustees as provided for herein;

(i)

to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by mediation, arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust’s affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the mediation, arbitration, adjudication or settlement thereof;

(j)

to arrange for insurance contracts and policies insuring the Trust, the Trust Assets, any or all of the Trustees or the Unitholders, officers, consultants or agents of the Trust or the Administrator or any Person with whom the Trust has dealings in such amounts as the Trustees deem appropriate and which may cover any and all claims and liabilities of every nature arising by reason of holding or having held Units or of holding, being or having held any such office or position, including any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees or officers or Unitholders, including any action taken or omitted that may be determined to constitute negligence;

(k)

to cause the gold bullion of the Trust to be held in safekeeping in the treasury vaults of one or more major financial institutions and, subject as aforesaid to cause the other Trust Assets to be held by and/or in the name of two or more Trustees, or except as prohibited by law, to be held by and/or in the name of the Trust or any other custodian or Person, on such terms, in such manner, and with such powers in such Person as the Trustees may determine, and with or without disclosure that the Trust or the Trustee is interested therein;

(l)	to issue Units (or rights, warrants, convertible securities, options or other securities) and to effect redemption thereof pursuant to the terms and conditions of this Declaration of Trust;
(m)

to enter into or perform the obligations of the Trust under the Agency Agreement and any subsequent underwriting, agency, placement or other securities agreement and under the Administration Agreement and to do all such acts and things and execute all such agreements and instruments as are necessary to complete the Offering and any subsequent issue of Units or other securities as contemplated by Section 9.2(l);

(n)	to use reasonable efforts to seek to ensure that the Trust qualifies at all times as a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act;
(o)

in addition to the mandatory indemnification provided for in Section 9.8, to indemnify, or enter into agreements with respect to the indemnification of, any Person with whom the Trust has dealings including without limitation the

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Trustees or officers of the Trust, the Administrator and its directors, officers and employees, any custodian, depositary, registrar, transfer agent or escrow agent (including CDS, DTC or another Depository and the Transfer Agent), to such extent as the Trustees shall determine and to the extent permitted by law;

(p)

without the approval or confirmation of Unitholders, to enact and from time to time amend or repeal binding rules and procedures not inconsistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust;

(q)

to enter into short-term borrowing arrangements that do not encumber any of the Trust Assets in order to enter into forward contracts for positioning purposes with respect to gold bullion and gold certificate purchases where payments are required to be made within a few days of entering into such contracts;

(r)

to pay or satisfy out of the Trust Assets any debts of or claims against the Trust or the Trust Assets, and to incur and to pay out of the Trust Assets any charges or expenses which, in the opinion of the Trustees, are or were appropriate, necessary or desirable for the creation or the affairs of the Trust and which are for the account of the Trust;

(s)

to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Assets, undertaking or income of the Trust, or imposed upon or against the Trust Assets, undertaking or income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities, and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections, allocations and determinations in respect of Net Income or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act, and to do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient; and

(t)

to do all such other acts and things and execute all such agreements and other instruments as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote or advance any of the purposes or objectives for which the Trust is formed and to carry out the provisions of this Declaration of Trust whether or not herein specifically mentioned.

Section 9.3	Restrictions on Trustee’s Powers.
(1)	The Trustees may not, except as contemplated by Section 9.3(2), without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose, authorize:
(a)	any sale, lease or other disposition of all or substantially all of the Trust Assets;

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(b)	any merger of the Trust with any other entity; or
(c)	any material amendment to or termination of the Administration Agreement.
(2)

Except in connection with the termination or winding-up of the Trust, the Trustees shall have no power to sell, lease or otherwise dispose of all or substantially all of the Trust Assets, except with the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Section 9.4	Banking.

The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing: the operation of the Trust’s accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust’s behalf to facilitate such banking activities; shall be transacted with such banks, trust companies, or other firms or corporations carrying on a banking or similar business as the Trustees may designate, appoint or authorize from time to time, and shall be transacted on the Trust’s behalf by one or more Trustees or officers of the Trust as the Trustees may designate, appoint or authorize from time to time.

Section 9.5	Standard of Care and Duties.

The Trustees shall act honestly and in good faith with a view to the best interests of the Trust and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. A Trustee shall not be liable in carrying out his or her duties under this Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the Canada Business Corporations Act. Unless otherwise required by law, the Trustees shall not be required to give surety bond or security in any jurisdiction for the performance of any duties or obligations hereunder. A Trustee shall not be required to devote his or her entire time to the investments, business or affairs of the Trust and shall be entitled to make or undertake such investments, business or affairs as he or she deems fit.

Section 9.6	Fees and Expenses.

As part of the expenses of the Trust, the Trustees may pay or cause to be paid out of the Trust Assets, reasonable fees, costs and expenses incurred in connection with the administration of the Trust, including fees and costs of the Administrator, and of any Persons referred to in Section 9.2(g), brokerage fees and other fees and disbursements directly relating to the implementation of offerings of securities of the Trust and transactions for the holdings of the

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Trust, any taxes payable by the Trust or to which the Trust may be subject, interest expenses and other borrowing costs, if any, custody and safekeeping charges relating to the Trust’s activities, expenses of conducting Unitholder meetings, Trust accounting, expenses incurred upon termination of the Trust, and the cost of reporting or giving notices to Unitholders and all other filing and reporting necessary or appropriate for corporate and securities regulatory purposes. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust shall be payable out of the Trust Assets.

Section 9.7	Limitations on Liability of the Trustees.
(1)

None of the Trustees nor any officers of the Trust or any of its affiliates shall be liable to the Trust or any Unitholder: for any action taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any bullion or securities; for the loss or disposition of monies or securities; for any other action or failure to act including, without limitation, the failure to compel in any way any former or acting Trustee to redress any breach of trust; except for a breach of the obligations in Section 9.5 or for a breach of Section 9.3. If the Trustees have retained an appropriate expert or advisor with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may in good faith act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 9.5, the Trustees shall not be liable for any action or refusal to act in good faith based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(2)

The Trustees and officers of the Trust in incurring any debts, liabilities or obligations, or taking or omitting any other actions for or in connection with the affairs of the Trust are, and shall be conclusively deemed to be, acting for and on behalf of the Trust, and not in their own personal capacities. None of the Trustees nor any officer of the Trust shall be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses (including legal expenses) against or with respect to the Trust or in respect to the affairs of the Trust. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any successor, heir, executor, administrator or legal representative of the Trustees. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof.

Section 9.8	Indemnification of the Trustees.
(1)

Subject to Section 9.8(2), in addition to and without limiting any other protection hereunder or otherwise by law of each individual who is, or shall have been, a Trustee, an officer of the Trust, or a director or officer of any of its Affiliates (collectively, the “Indemnified Persons”), the Trust hereby agrees to indemnify, defend and save

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harmless the Indemnified Persons out of the Trust Assets, from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (whether or not involving a third party claim), including legal expenses and including amounts paid to settle an action or satisfy a judgment (collectively, “Damages”), which may at any time be suffered by, imposed upon, incurred by or asserted against any of the Indemnified Persons (i) in respect of any civil, criminal or administrative action or proceeding to which the Indemnified Person is made a party by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a director or officer of any of its Affiliates, and/or (ii) in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Indemnified Person in consequence of his or her performance of his or her duties hereunder. An Indemnified Person shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or other Trustee or officer shall be personally liable to any Person with respect to any claim for such indemnity or reimbursement.

(2)

An Indemnified Person shall not be indemnified under Section 9.8(1) in respect of unpaid taxes or other governmental charges or Damages that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the Trust. In the case of Damages incurred by an Indemnified Person that arise out of or as a result of proceedings by or on behalf of Unitholders against such Indemnified Person, such Indemnified Person shall not be indemnified under Section 9.8(1) unless such Indemnified Person acted honestly and in good faith with a view to the best interests of the Trust and either (i) such Indemnified Person is not judged by a court or other competent authority to have committed any fault or omitted to do anything that the Indemnified Person ought to have done or (ii) the Trust has the approval of a court to indemnify such Indemnified Person.

Section 9.9	Exculpatory Clauses in Instruments.

The Trustees shall use reasonable means where practicable to inform all persons having dealings with the Trust of the limitation of liability set forth in Section 9.7 and Section 2.7 respectively, and shall use reasonable means where practicable to cause to be inserted in any written agreement, undertaking or obligation made or issued on behalf of the Trust an appropriate statement of the disavowal and limitation of liability as set forth in Section 9.7 and Section 2.7, but the omission of such statement from any such instrument shall not render any Trustee, any Unitholder or officer, consultant or agent of the Trust liable to any Person, nor shall any Trustee or any Unitholder or any officer of the Trust be liable to any Person for such omission. If, notwithstanding this provision, any Trustee, Unitholder or any officer of the Trust shall be held liable to any other Person by reason of the omission of such statement from any such agreement, undertaking or obligation, such Trustee, Unitholder or officer shall be entitled to indemnity out of the Trust Assets to the full extent of such liability and the costs of any litigation or other proceedings in which such liability shall have been determined, including without limitation, the fees and disbursements of counsel.

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Section 9.10	Conflicts of Interest.
(a)

A Trustee or an officer of the Trust shall disclose to the Trust, in writing or by requesting to have entered in the minutes of meetings of the Trustees or of meetings of committees of the Trustees, the nature and extent of any interest that the Trustee has in a material contract or transaction with or affecting the Trust, whether made or proposed, if such Trustee or officer:

(i)	is a party to the contract or transaction;
(ii)	is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or
(iii)	has a material interest in a party to the contract or transaction.
(b)	The disclosure required in subsection (a) must be made, with respect to Trustees:
(i)	if the Trustee was not then interested in the proposed material contract or transaction, at the first such meeting after he or she becomes so interested;
(ii)	if the Trustee becomes interested after a material contract or transaction is entered into, at the first meeting of Trustees after he or she becomes so interested; or
(iii)	if a Person who is interested in a material contract or transaction with the Trust later becomes a Trustee, at the first such meeting after he or she assumes that capacity.
(c)	The disclosure required in subsection (a) must be made, in the case of an officer of the Trust who is not a Trustee:
(i)	immediately after he or she becomes aware that the contract, transaction, proposed contract or proposed transaction is to be considered or has been considered at a meeting of Trustees;
(ii)	if the officer becomes interested after a contract or transaction is made, immediately after he or she becomes so interested;
(iii)	if a Person who is interested in a contract or transaction with the Trust or a subsidiary later becomes an officer, immediately after he or she becomes an officer.
(d)

Notwithstanding subsection (b), if a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of business of the Trust, would not require approval by the Trustees or Unitholders, then a Trustee or officer shall disclose in writing to the Trustees, or request to have entered in the minutes of meetings of the Trustees or of meetings

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of committees of the Trustees, the nature and extent of his or her interest immediately after he or she becomes aware of the contract or transaction.

(e)	A Trustee required to make disclosure under subsection (a) shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:
(i)	relates primarily to his or her remuneration as a Trustee, officer, employee or agent of the Trust or any Affiliate of the Trust;
(ii)	is for indemnity or insurance as permitted hereunder; or
(iii)	is with an Affiliate.
(f)

For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust declaring that he or she is to be regarded as interested for specified reasons in a contract or transaction made with a party, is a sufficient declaration of interest in relation to the contract or transaction..

(g)

A contract or transaction for which disclosure is required under subsection (a) is not invalid, and the Trustee or officer, as applicable, is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction because of that interest in the contract or transaction or because the Trustee was present or was counted to determine whether a quorum existed at the meeting of Trustees or directors or committee of Trustees or directors that considered the contract or transaction, if

(A)	the Trustee or officer disclosed his or her interest as set out above,
(B)	the Trustees approved the contract or transaction, and
(C)	the contract or transaction was reasonable and fair to the Trust at the time it was so approved.
(h)

Even if the conditions of subsection (g) are not met, a Trustee or officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit realized from a contract or transaction for which disclosure is required under subsection (a), and the contract or transaction is not invalid by reason only of the interest of the Trustee or officer in the contract or transaction if:

(i)	the contract or transaction is approved or confirmed by Special Resolution at a meeting of Unitholders;
(ii)	disclosure of the interest was made to Unitholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed; and

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(iii)	the contract or transaction was reasonable and fair to the Trust when it was approved or confirmed.
(i)

If a Trustee or officer fails to comply with this Section, the Trust, any Trustee or any Unitholder may apply to Court for an order setting aside the contract or transaction on any terms that it sees fit, or require the Trustee or officer to account to the Trust for any profit or gain realized on it, or do both of those things.

(2)

Subject to the preceding Section 9.10, each Trustee, in his or her personal capacity or any other capacity may, with the approval of the Trustees, enter into any financial transactions with the Trust without being liable to account for any profit made thereby..

(3)	Any Trustee may act as a director and/or officer of Central Fund of Canada Limited and/or of its administrator.
Section 9.11	Conditions Precedent.

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustees from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any Damages they may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless they are given an indemnity and funding satisfactory to the Trustees, acting reasonably.

Section 9.12	Execution of Instruments and Apparent Authority.
(1)

Any instrument executed in the name of the Trust or on behalf of the Trust by any two of the Trustees shall constitute and shall be deemed to constitute a valid obligation of the Trust enforceable in accordance with its terms. In addition, the Trustees may from time to time direct the manner in which and the officer or officers or other individual or individuals by whom any particular instrument or class of instruments may or shall be signed.

(2)

Any Person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein, or to the Trust or to the Units, shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by a Trustee as to the capacity, power and authority of the Trustees, an officer, a consultant or agent of the Trust or the Administrator or any other Person authorized to act for and on behalf of and in the name of the Trust. No Person dealing with a Trustee or any officer, consultant or agent of the Trust, shall be bound to see to the application of any funds or property passing into the hands or control of such Trustee, officer, consultant or agent of the Trust. The receipt of a Trustee or of any authorized officers, consultants or agents of the Trust, for moneys or other consideration, shall be binding upon the Trust.

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ARTICLE 10
AMENDMENT

Section 10.1	Amendment.

The provisions of this Declaration of Trust may only be amended by the Trustees upon approval of the Unitholders by Special Resolution, provided that the provisions of this Declaration of Trust may be amended by the Trustees without the consent, approval or ratification of the Unitholders or any other Person:

(a)	at any time for the purpose of:
(i)

ensuring continuing compliance and conformity of this Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(ii)	providing additional protection, in the opinion of Counsel to the Trustees, for the Unitholders;
(iii)

removing any conflicts or inconsistencies in this Declaration of Trust or making minor changes or corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(iv)	providing added benefits to Unitholders; or
(v)	making amendments which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws; or
(b)	as may be specifically contemplated in this Declaration of Trust.
Section 10.2	Notification of Amendment.

As soon as shall be practicable after the making of any amendment pursuant to this Article 10, the Trustees shall issue a press release or releases giving notification of the substance of such amendment to Unitholders.

ARTICLE 11
MEETINGS OF UNITHOLDERS

Section 11.1	Annual and Special Meetings of the Unitholders.

Annual meetings of the Unitholders shall be called, commencing in 2004, on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustees. The business transacted at such meetings shall include the presentation of the audited financial statements of the Trust for the immediately preceding fiscal year, the appointment of the Trustees for the ensuing year in accordance with Article 8, the appointment of Auditors for the ensuing year and authorizing the Trustees to fix their remuneration and the transaction of such other business as the Unitholders may be entitled to vote upon as herein provided or as the Trustees may

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determine. Special meetings of theUnitholders may be called at any time by the Trustees or as provided in Section 11.2. The chairperson of any annual or special meeting shall be the Chairman or a Co-Chairman of the Trustees or any other Trustee or officer of the Trust specified by resolution of the Trustees or, in the absence of any Trustee, any individual appointed as chairperson of the meeting by the Unitholder(s) present. The Trustees, the officers of the Trust, the Auditors, legal counsel to the Trust, the chairperson of the meeting as specified hereunder or by resolution passed by a majority of the votes cast by the Unitholder(s) represented at the meeting and any other individual approved by the Trustees may attend meetings of the Unitholders.

Section 11.2	Unitholder Requisitioned Meetings
(a)	The holders of not less than ten per cent of the Units may requisition the Trustees to call a special meeting of Unitholders for the purposes stated in the requisition.
(b)

The requisition referred to in subsection (a), which may consist of several documents of like form each signed by one or more Unitholders, shall state the business to be transacted at the special meeting and shall be sent to each Trustee and to the principal office of the Trust.

(c)	On receiving the requisition referred to in subsection (a), the Trustees shall call a special meeting of Unitholders to transact the business stated in the requisition, unless:
(i)	a record date for a meeting of the Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Units are listed for trading;
(ii)	the Trustees have called a meeting of the Unitholders and have given notice thereof pursuant to Section 11.3;
(iii)	in connection with the business as stated in the requisition:
(A)

it clearly appears that the matter covered by the requisition is (1) submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustees, the Unitholders or other securityholders of the Trust, or (2) does not relate in a significant way to the affairs of the Trust;

(B)

the Trust, at the Unitholder’s request, included a matter covered by a requisition in an information circular relating to a meeting of the Unitholders held within two years preceding the receipt of such request and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(C)	substantially the same matter covered by the requisition was submitted to Unitholders in an information circular relating to a

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meeting of the Unitholders held within two years preceding the receipt of the Unitholder’s request and the matter covered by the requisition was not approved at the meeting; or

(D)	the rights conferred by this Section are, in the view of the Trustees, being abused to secure publicity.
(d)

If the Trustees do not within twenty-one days after receiving the requisition referred to in subsection (a) call a special meeting, the Unitholders who signed the requisition may call the special meeting.

(e)	A meeting called under this Section shall be called as nearly as possible in the manner in which meetings are to be called pursuant to Section 11.3;
(f)

If the Unitholders so resolve at a special meeting called under subsection (d), the Trust shall reimburse the Unitholders the expenses reasonably incurred by them in requisitioning and holding the special meeting.

Section 11.3	Notice of Meetings.

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at his or her last address on the books of the Trust, mailed at least 21 days and not more than 60 days before the meeting. Such notice shall specify the time and place of such meeting and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgement thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, may be held as an adjourned meeting without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this Section 11.3, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

Section 11.4	Quorum.

At any meeting of the Unitholders, a quorum shall consist of five or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the Units outstanding entitled to vote at such meeting. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated (and not adjourned) and, if otherwise called, shall stand adjourned to such day being not less than three days later and to such place and time as may be appointed by the chairperson of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice

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calling the same. If the meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as for the original meeting.

Section 11.5	Proxies
(a)

A Unitholder entitled to vote at a meeting of Unitholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be Unitholders, to attend and act at a meeting of Unitholders in the manner and to the extent authorized by the proxy and the authority conferred by the proxy.

(b)	A proxy shall be executed by the Unitholder or by the Unitholder’s attorney authorized in writing.
(c)	A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.
(d)	A Unitholder may revoke a proxy:
(i)	by depositing an instrument in writing executed by the Unitholder or by the Unitholder’s attorney authorized in writing:
(A)	at the principal office of the Trust at any time up to and including the last business day preceding the day of the meeting, or an adjournment thereof, at which the proxy is to be used; or
(B)	with the chairman of the meeting on the day of the meeting or any adjournment thereof, or
(ii)	in any other manner permitted by law.
(e)

The Trustees may specify in a notice calling a meeting of Unitholders, or accompanying information circular, a time not exceeding forty-eight hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Trust or its agent in order to be voted at the meeting. In any event, no proxy shall be voted at any meeting unless it shall have been received by the Trust or its agent prior to the commencement of the meeting.

Section 11.6	Voting Rights of Unitholders.

Only Unitholders of record shall be entitled to vote, and each whole Unit shall entitle the holder or holders of that Unit to one vote on a ballot vote at any meeting of Unitholders.

Voting shall, unless a ballot vote is demanded, be by a show of hands vote. A Unitholder or proxyholder may demand a ballot vote either before or after any vote by show of hands. At any meeting of Unitholders, any holder of Units entitled to vote at such meeting may vote by proxy and a proxy need not be a Unitholder, provided that, unless otherwise determined by the

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Trustees, no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent (or if none, the Trust) for verification at least 48 hours prior to the commencement of such meeting. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy they shall vote as one on the Units jointly held by them. Notwithstanding the foregoing, the Trustees may establish rules for voting at a meeting of Unitholders to be carried out by means of telephone, electronic or other communication facility.

Section 11.7	Resolutions Binding the Trust or the Trustees.

Unitholders shall be entitled to pass resolutions that will bind the Trust or the Trustees only with respect to the following matters:

(a)	amendments of the investment restrictions set out in Section 4.3;
(b)	the election or removal of a Trustee as provided in Article 8;
(c)	the appointment or removal of Auditors as provided in Article 17;
(d)	the appointment of an inspector as provided in Section 11.11;
(e)	amendments of this Declaration of Trust as provided in Section 10.1;
(f)	the termination of the Trust as provided in Section 14.2; and
(g)	the matters contemplated by Section 9.3.
Except with respect to the matters set out in this Section 11.7, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trust or the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution, except for the matters set out in subsections (a), (b) and (c) above, which matters may be dealt with by a resolution passed by a majority of the votes cast at the meeting in person or by proxy or unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust.
Section 11.8	Meaning of “Special Resolution”.

The expression “Special Resolution” when used in this Declaration of Trust means, subject to Section 11.12, a resolution proposed to be passed as a special resolution at a meeting of the Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which a quorum is present, which resolution is passed by the affirmative votes of the holders of more than 66 2/3% of the Units represented at the meeting and voted upon such resolution.

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Section 11.9	Meaning of “outstanding”.

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees or Transfer Agent for cancellation, provided that:

(a)

when a new certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen, mutilated or destroyed, only the later of such Trust Unit Certificates shall be counted for the purposes of determining the number of Units outstanding;

(b)

for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units owned directly or indirectly, legally or equitably, by the Trust or any Affiliate thereof shall be disregarded, except that:

(i)

for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Units which the Trustees know are so owned shall be so disregarded; and

(ii)

Units so owned which have been pledged in good faith other than to the Trust or an Affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the pledgee’s right to vote such Units in his or her discretion free from the control of the Trust or any Affiliate thereof; and

(c)

for the purposes of Section 11.9(b), any Trustee, any officer of the Trust or a Transfer Agent shall provide a certificate which will state the number of Units and the certificate numbers of certificates, if certificates are issued, held by the Trust or any Affiliate thereof. The Trustees shall be entitled to rely on such Trustee’s, officer’s or Transfer Agent’s certificate in order to disregard the votes of any of the parties mentioned above.

Section 11.10	Record Date for Voting.

For the purpose of determining the Unitholders who are entitled to receive notice of and vote or act at any meeting or any adjournment thereof or for the purpose of any other action, the Trustees may fix a date as a record date for the determination of Unitholders entitled to receive notice of or to vote at such meeting or any adjournment thereof or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as Unitholders for purposes of such other action even though the Unitholder has since that time disposed of his or her Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof or to be treated as Unitholders for purposes of such other action. In the event that the Trustees do not fix a record date for any meeting of Unitholders, the record date for receiving notice of and voting at such

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meeting shall be the date upon which notice of the meeting is given as provided under Section 11.3. This Section 11.10 is subject to Section 6.2(3).

Section 11.11	Appointment of Inspector.

The Trustees shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 25% of the Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Trust. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. Any such inspector shall on reasonable notice have reasonable access during normal business hours to (i) all books, records and accounts of the Trust and those maintained for the Trust by its affiliates, (ii) the Trustees, directors, officers and senior executive officers of the Trust and its affiliates and (iii) such financial data and other information with respect to the Trust and its affiliates as the inspector may reasonably request.

Section 11.12	Resolutions in Writing.

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders holding more than 66 2/3% of the outstanding Units or 50.1% of the outstanding Units, as applicable, at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 11.6 or Section 11.7 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

ARTICLE 12
CERTIFICATES AND REGISTRATION OF UNITS

Section 12.1	Nature of Units.

The provisions of this Article 12 shall not in any way alter the nature of the Units or the relationship of a Unitholder to the Trustees or the relationship of one Unitholder to another, but are intended only to facilitate the operation of book-entry systems or the issuance of certificates evidencing the ownership of Units if desirable to issue them to Unitholders and the recording of all transactions in respect of Units and Trust Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

Section 12.2	Book-Entry System.
(1)

Subject to Section 12.5 and Section 12.7, registration of interests in and transfers of the Units will be made only through a Book-Entry System. On the Closing Date and subject to Section 12.5, on any other date upon which Units will be issued, the Trust will deliver to CDS or DTC or another Depository one or more Trust Unit Certificates evidencing the aggregate number of Units subscribed for, registered in the name of a Depository or Depositories, or as such Depository or Depositories may otherwise direct (each, a “Global Trust Unit Certificate”). Beneficial interests in Units must be purchased, transferred or surrendered for repurchase or redemption through a CDS Participant or a

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DTC Participant or a participant in another Depository, as applicable. All rights of a Beneficial Unitholder of Units must be exercised through, and all payments or other property to which such Beneficial Unitholder is entitled will be made or delivered by, the Depository or the Depository participant through which the Beneficial Unitholder holds such Units. Upon purchase of any Units, the Beneficial Unitholder will receive only the customary confirmation, and no Beneficial Unitholder will receive definitive certificate(s) representing such Beneficial Unitholder’s interest therein except as provided in Section 12.5.

(2)

No Beneficial Unitholder of Units represented by a Global Trust Unit Certificate will be entitled to a certificate or other instrument from the Trust or the Depository evidencing that Beneficial Unitholder’s ownership thereof, except as provided in Section 12.5.

(3)	Unless and until definitive certificates have been issued to the Beneficial Unitholder pursuant to Section 12.5:
(a)

All references herein to actions by, notices given to or by or payments made to Unitholders shall refer to actions taken by, or notices given to or by or payments made to the Depository, where applicable, upon instruction from the Depository participants;

(b)

For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Units outstanding, such direction or consent may be given by Beneficial Unitholders acting through the Depository or Depositories and the Depository participants owning Units evidencing in the aggregate the requisite percentage of the Units;

(c)

The rights of a Beneficial Unitholder shall be exercised only through a Depository and the Depository participants and shall be limited to those established by law and agreements between such Beneficial Unitholders and such a Depository and/or the Depository participants or upon instruction from the Depository participants;

(d)

Each of the Transfer Agent and the Trustees may deal with a Depository or Depositories for all purposes (including the making of distributions) each as the sole holder of a Global Trust Unit Certificate and the authorized representative of the respective Beneficial Unitholders and such dealing with such Depository or Depositories shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder; and

(e)	A Beneficial Unitholder shall have no direct rights as against the Trust or the Trustees who may treat the Depository as the sole Unitholder.
Section 12.3	Notice to Clearing Agency.

Whenever a notice or other communication is required to be provided to Unitholders, unless and until definitive certificate(s) have been issued to such Unitholders pursuant to Section

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12.5, the Trustees and the Transfer Agents shall provide all such notices and communications to the Depository and the Depository shall deliver or cause to be delivered such notices and communications to the owners of Units booked in such Depository in accordance with applicable securities laws (including national policies or other instruments).

Section 12.4	Liability.

The Trust, the Trustees and the Transfer Agents will not have any liability for:

(a)	records maintained by a Depository relating to the beneficial interests in the Units or the book entry accounts maintained by such Depository;
(b)	maintaining, supervising or reviewing any records relating to such beneficial interests; or
(c)

any advice or representation made or given by a Depository and made or given with respect to the rules and regulations of such Depository, or any action taken or not taken by such Depository or the Depository participants.

Section 12.5	Trust Unit Certificates.
(1)

If a Depository advises the Trust that it is no longer willing or able to discharge properly its responsibilities as depository with respect to the Units and the Trust is unable to locate a qualified successor, or the Trust advises such Depository in writing that it has elected to terminate the Book-Entry System for the Units, the Trustees shall so notify the Depository and request that the Depository notify all of its Beneficial Unitholders of the occurrence of any such event and of the availability to such Beneficial Unitholders of definitive unit certificate(s). As soon as is reasonably practicable thereafter, upon the surrender by such Depository to the Trustees of the Global Trust Unit Certificates, the Trust shall execute and the Transfer Agent shall certify and deliver definitive Trust Unit Certificates, register such certificates in the names of the Beneficial Unitholders (or in such names as the Beneficial Unitholders may instruct) and deliver such certificates in accordance with the instructions of the Beneficial Unitholders and cause the names of such Beneficial Unitholders (or such other persons as the Beneficial Unitholders have instructed) to be entered on the Register. Failing instructions from the Beneficial Unitholder, Units will be registered in the name of the Depository participant holding such Units on behalf of the Beneficial Unitholder. Neither the Trust nor the Trustees shall be liable for any delay in delivery of such instructions. Upon the issuance of Trust Unit Certificate(s), the Trustees and the Transfer Agent shall recognize the registered holders of the Trust Unit Certificate(s) as holders of Units.

(2)	Trust Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustees.
(3)	If issued, Trust Unit Certificates are issuable only in fully registered form.
(4)	The definitive form of the Trust Unit Certificates shall:

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(a)	be in the English language;
(b)	be dated as of the date of issue thereof;
(c)	contain the CUSIP number for the Units; and
(d)	contain such distinguishing letters and numbers as the Trustees shall prescribe.
(5)

In the event that the form of Trust Unit Certificate is translated into the French language, or any other language, and any provision of Trust Unit Certificates in such language shall be susceptible to an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(6)

Each Trust Unit Certificate shall be signed on behalf of the Trustees and the Transfer Agent of such Units. The signature of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually.

Section 12.6	Contents of Trust Unit Certificates.
(1)	Until otherwise determined by the Trustees, each Trust Unit Certificate shall legibly set forth on the face thereof, inter alia, the following:
(a)

the name of the Trust and the words “A trust created under the laws of the Province of Ontario by a Declaration of Trust dated as of April 28, 2003, as amended and restated or as amended”, or words of like effect;

(b)	the name of the Person to whom the Trust Unit Certificate is issued as Unitholder;
(c)	the number of Units represented thereby, and that the Units represented thereby are fully paid;
(d)	that the Units represented thereby are transferable;
(e)

“The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented hereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust”, or words of like effect; and

(f)	“For information as to personal liability of a Unitholder, see the reverse side of this certificate”, or words of like effect.
(2)	Until otherwise determined by the Trustees, each Trust Unit Certificate shall legibly set forth on the face or the reverse side thereof, inter alia, the following:

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(a)

“The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with the assets of the Trust or the obligations or the affairs of the Trust, and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith, and the assets of the Trust only shall be subject to levy or execution”, or words of like effect; and

(b)	appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units (which may request the jurisdiction of residence of the beneficial transferees).
(3)	The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.
Section 12.7	Register of Unitholders.

A register of the holders of Units (the “Register”) shall be kept on behalf of the Trust which shall contain the names and addresses of the holders of Units, the respective numbers of Units held by them, the certificate numbers of certificates, if any, representing such Units, and a record of all transfers and redemptions thereof. Registers shall be maintained at such office of the Transfer Agents as the Trustees may from time to time designate. Only Unitholders whose Units are so recorded on the Register shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustees shall have the right to treat the Person registered as a Unitholder on the Register as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders. The Trustees shall not be bound to recognize any transfer or attempted transfer, pledge or other disposition of a Unit, or any equitable or other claim with respect thereto, whether or not the Trustees shall have actual or other notice thereof, until such Unit(s) shall have been transferred on a Register as herein provided. Notwithstanding the foregoing, in the event Units are issued in the Book-Entry System, the provisions of Section 12.2 and Section 12.3 shall apply.

Section 12.8	Transfer Agents and Registrars.

The Trustees shall enter into registrar and transfer agency agreements with the Transfer Agents according to which the Transfer Agents shall agree to act as transfer agents and registrars for the Units and the Trustees may provide for the transfer of Units in one or more places within or outside Canada (provided that if such appointments are made, there shall be a transfer agent and registrar within the Province of Ontario). Such Transfer Agents shall perform those functions and duties usually performed by transfer agents and registrars of shares of corporations having share capital, including maintaining the Registers and all other necessary or appropriate books and records (which may be kept on a computer or similar device) for recording original issues and registering and transferring and redeeming the Units, and shall to the extent practicable monitor the jurisdiction of residence of the beneficial owners of Units as set out in Section 13.1. In the event that agreements with the Transfer Agents are terminated in accordance with its terms, the Trustees may appoint one or more chartered banks or banking

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institutions, trust companies or other Persons to act as registrars and transfer agents upon terms satisfactory to the Trustees.

In the case of an original issue of Units, the Transfer Agents may rely and act upon the written instruction of the Trustees without inquiry into the receipt by the Trust of, or the sufficiency of, the consideration for such original issue. The Trustees shall cause similar registers to be created and maintained by or on behalf of the Trust for other securities issued by the Trust, where appropriate. The Trustees shall have no liability for any actions of the Transfer Agents and the Trustees, in relying in good faith upon the Transfer Agents, shall be deemed to have complied with obligations under Section 9.6.

Section 12.9	Lost Certificates.

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustees may in their sole discretion, before the issuance of such new certificate, require the Unitholder of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the Unitholder, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees may deem necessary, to surrender any mutilated certificate and shall require the applicant to supply to the Trust a “lost certificate bond” or a similar bond in such reasonable sum as the Trustees or the Transfer Agents may direct indemnifying the Trust for so doing.

ARTICLE 13
OWNERSHIP AND TRANSFER OF UNITS

Section 13.1	Transfer of Units.
(1)

Units shall be, for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and shall be transferable at any time and from time to time. Transfers shall be recorded on the Register and shall only become effective when so recorded. If Units are issued in the Book-Entry System, the provisions of Section 12.2 shall apply.

(2)	No transfer of a Unit shall be recognized unless such transfer is of a whole Unit, unless otherwise determined by the Trustees.
(3)

Subject to the provisions of this Article 13, Units shall be transferable on the Register only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agents of the Trust Unit Certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agents. Upon such delivery the transfer shall be recorded on the Register and a new Trust Unit Certificate for the Units transferred shall be issued to the transferee and a

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new Trust Unit Certificate for the balance of Units not transferred shall be issued to the transferor.

(4)

Subject to the provisions of this Article 13, any Person becoming entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new Trust Unit Certificate therefor only upon production of evidence satisfactory to the Trustees or a Transfer Agent and delivery of the existing Trust Unit Certificate to the Trustees or a Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trust, the Trustees or a Transfer Agent shall have actual or other notice of such death or other event.

(5)

Trust Unit Certificates representing any number of Units may be exchanged without charge for Trust Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Trust or a Transfer Agent where the Register is maintained pursuant to the provisions of this Article 13. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustees or appropriate Transfer Agent and then shall be cancelled.

Section 13.2	Units Held Jointly or in a Fiduciary Capacity.

Except as herein provided, the Trustees may treat two or more Persons holding any Units as joint owners of the entire interest therein, and no entry shall be made in the Register or on any certificate that any Person is in any manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any Person recorded as a Unitholder may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship, but as set forth in Section 13.3 the same shall not bind the Trust, the Trustees or the Transfer Agents.

Section 13.3	Performance of Trust.

The Trust, the Trustees, the Unitholders and the Transfer Agents shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, charge, pledge, or equity, or to recognize any Person as having any interest therein except for the Person recorded as Unitholder.

Section 13.4	Death or Disability of a Unitholder.

The death or disability of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder’s personal representatives a right to an accounting or to take any action in court or otherwise against other Unitholders or the Trustees or the Trust Assets. The death of a Unitholder shall merely entitle the personal representatives of

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the deceased Unitholder to demand and, subject to Section 12.2, receive pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

Section 13.5	Bankruptcy or Insolvency of a Unitholder

None of the Trust nor the Trustees shall be affected by any notice of bankruptcy, insolvency or other event affecting a Unitholder but they may nonetheless, upon becoming aware of any such event, take such action as they may deem appropriate to ensure compliance with all applicable laws to the extent they are obliged hereunder to ensure such compliance and they shall not become liable to a Unitholder for so doing. Any Person becoming entitled to any Units in consequence of the bankruptcy or insolvency of any Unitholder, the transfer of Units, or otherwise by operation of law, shall be recorded as the holder of such Units upon production to the record keeper of the proper evidence thereof. Until such production is made, the Unitholder of record shall be deemed to be the holder of such Units for all purposes hereof and the Trustee or a Transfer Agent shall not be affected by any notice of such bankruptcy, insolvency or other event, and in particular shall not be affected by reason that the Net Asset Value per Unit of the Units for the purposes of redemption is calculated on the day when actual redemption occurs and not on the day when notice of bankruptcy, insolvency or other event is received by the Trust. Notwithstanding the foregoing, upon receipt from a Unitholder of notice that such Unitholder’s Units have been pledged or otherwise encumbered, the Trustees and a Transfer Agent may, but need not, place such restrictions on transfer of the affected Units as are deemed appropriate by the Trustees in their sole discretion.

Section 13.6	Offer for Units.
(1)	In this Section 13.6:
(a)

“Dissenting Unitholder” means a Unitholder to whom an Offer is made who does not accept the Offer in respect of any portion of the Units registered in such Unitholder’s name, and includes any Person who subsequently acquires a Unit that is the subject of the Offer;

(b)

“Offer” means a formal takeover bid as defined in the Securities Act (Ontario); an offer made to Unitholders to acquire directly or indirectly outstanding Units where, as of the date of the offer to acquire, the Units that are the subject of the offer to acquire, together with the Offeror’s Units, constitute in the aggregate 20% or more of all outstanding Units;

(c)	“Offeror” means a Person, or two or more Persons acting jointly or in concert, who make an Offer; and
(d)	“Offeror’s Notice” means the notice described in Section 13.6(3).
(2)	If an Offer is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 13, and:

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(a)

within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the longer, the Offer is accepted by Unitholders in respect of at least 90% of the Units, other than the Offeror’s Units; and

(b)	the Offeror has taken up and paid for the Units of the Unitholders who accepted the Offer;

then the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit paid under the Offer; provided that the Offeror complies with Section 13.6(3) and Section 13.6(5).

(3)

Where an Offeror is entitled to acquire Units held by a Dissenting Unitholder pursuant to Section 13.6(2), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail before the earlier of 60 days after the date of termination of the Offer and 180 days following the date of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Unitholder stating that:

(a)	Unitholders holding at least 90% of the Units, other than Offeror’s Units, have accepted the Offer;
(b)	the Offeror has taken up and paid for the Units of the Unitholders who accepted the Offer;
(c)

a Dissenting Unitholder must transfer his or her Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)	Dissenting Unitholders must send their respective Unit Certificate(s) to the Trust, duly endorsed for transfer, within 21 days after the date of the sending of the Offeror’s Notice.
(4)

A Dissenting Unitholder to whom an Offeror’s Notice is sent pursuant to Section 13.6(3), shall, within 21 days after the sending of the Offeror’s Notice, send his or her or its Trust Unit Certificate(s) to the Trust, duly endorsed for transfer, if a Trust Unit Certificate has been provided.

(5)

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 13.6(3), the Offeror shall pay or transfer to the Trustees, or to such other Person as the Trustees may direct, the cash or other consideration that the Offeror would have had to pay to the Dissenting Unitholders had they accepted the Offer in respect of the Units which they continue to hold.

(6)

The Trustees, or the Person directed by the Trustees, shall hold in trust for the Dissenting Unitholders the cash or other consideration received under Section 13.6(5), but such cash or other consideration shall not form any part of the Trust Assets. The Trustees, or such Person, shall deposit cash in a separate account in a Canadian chartered bank, and shall

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place other consideration in the custody of a Canadian chartered bank or similar institution, for safekeeping.

(7)	Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 13.6(3), the Trustees, if the Offeror has complied with Section 13.6(5), shall:
(a)

do or cause to be done all acts and things and execute and cause to be executed all instruments as in the Trustees’ opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Offeror;

(b)	send or cause to be sent to each Dissenting Unitholder who has complied with Section 13.6(4) the consideration to which such Dissenting Unitholder is entitled under this Section 13.6; and
(c)	send or cause to be sent to each Dissenting Unitholder who has not complied with Section 13.6(4) a notice stating that:
(i)	Units of the Dissenting Unitholder have been transferred to the Offeror;
(ii)	the Trustees or some other Person designated in such notice are holding in trust the consideration for such Units; and
(iii)

the Trustees, or such other Person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholders Trust Unit Certificate(s) or such other documents as the Trustees or such other Person may require in lieu thereof, and the Trustees are hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(8)

Subject to applicable law, an Offeror cannot make an Offer for Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust and sent to every Trustee.

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ARTICLE 14
TERMINATION

Section 14.1	Term of the Trust.

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on April 28, 2003. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

Section 14.2	Termination with the Approval of Unitholders.

The Unitholders may vote by Special Resolution to extend, if permitted under applicable legislation in Ontario, the term of the Trust or to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which, if termination is decided, the Trustees shall commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustees as the Unitholders determine, including a direction to distribute Trust Assets in specie, subject to compliance with any securities or other laws applicable to such distributions.

Section 14.3	Procedure Upon Termination.

Following a Special Resolution by the Unitholders to terminate the Trust, the Trustees shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders shall surrender their Units for cancellation and the date at which the Registers shall be closed.

Section 14.4	Powers of the Trustees Upon Termination.

After the date on which the Trustees are required to commence a wind-up of the affairs of the Trust, the Trustees shall undertake no activities with respect to the Trust except for the purpose of winding-up the affairs of the Trust and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

Section 14.5	Sale of Trust Assets.

Following a Special Resolution by the Unitholders to terminate the Trust, the Trustees shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable, and for such purpose may, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, fulfil or discharge the contracts of the Trust, perform or cause the Auditor to perform any final audit of the Trust Assets, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Assets to one or more persons in one transaction or a series of transactions at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate the Trust, and

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shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 14.2), subject to compliance with applicable laws.

Section 14.6	Distribution of Proceeds or Assets.

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining Trust Assets among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any of the Trust Assets which comprise part of the Trust by the date set for termination, the Trustees in their discretion may, subject to obtaining all necessary regulatory approvals, distribute the remaining Trust Assets directly to the Unitholders in accordance with their pro rata interests. The Trustees shall have no liability to the Trust or any Unitholder for any amounts received by the Trust or the Unitholders in connection with the liquidation of the Trust, provided that the Trustees act honestly and in good faith.

Section 14.7	Further Notice to Unitholders.

In the event that fewer than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in Section 14.3, the Trustees shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after such further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their pro rata share of the remaining Trust Assets, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees or Administrator, may pay such amounts into court, and/or deposit such amounts in an account in a chartered bank or similar institution in Canada in the name of such Unitholder for delivery against receipt of Units for cancellation, and the Trust, the Trustees and any representative thereof shall thereupon be released from any and all further liability with respect to such property and thereafter the Unitholder shall have no rights as against the Trust, the Trustees or any representative thereof in respect of such property or an accounting therefor.

Section 14.8	Responsibility of the Trustees after Sale and Conversion.

The Trustees shall be under no obligation to invest the proceeds of any sale of holdings or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.3 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 14.6 or Section 14.7.

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ARTICLE 15
SUPPLEMENTAL INDENTURES

Section 15.1	Provision for Supplemental Indentures for Certain Purposes.

The Trustees may, without approval of the Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 10.1 where the Trustees may do so without the consent, approval or ratification of the Unitholders or any other Person; and

(b)	modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Unitholders.
ARTICLE 16
GENERAL
Section 16.1	Notices.
(1)

Any notice or other document required to be given or sent to Unitholders under this Declaration of Trust and any and all other communications to Unitholders shall be deemed to have been duly given if sent through ordinary post addressed to each Unitholder at his or her address of record on the Register or by electronic communication as permitted by applicable securities law and regulation or by such other method designed to give reasonable general notice thereof as is determined by the Trustees, which may include publication in a newspaper having circulation in Toronto, Canada. Any notice so given shall be deemed to have been given on the day following that on which the notice or other communication was posted or, in the case of notice being given by another method determined by the Trustees, on the day specified by the Trustees. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(2)

Any notice, direction or other communication to be given or sent to the Trust shall be in writing and given by delivering or sending it by facsimile to the head office of the Trust or in such other manner as the Trustees may direct. Any such communication shall be deemed to have been validly and effectively given: (i) if personally delivered, on the date of delivery; (ii) if mailed, five days from the date of mailing; (iii) if transmitted by facsimile, on the Business Day following the date of transmission; and (iv) if sent by some other manner as directed by the Trustees upon receipt by the Trust. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service.

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Section 16.2	Failure to Give Notice.

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

Section 16.3	Joint Holders.

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

Section 16.4	Service of Notice.

Any notice or document sent by post to, or left at the address of, a Unitholder pursuant to this Article shall, notwithstanding the death, disability or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death, disability or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

Section 16.5	Information Available to Unitholders.
(a)

Each Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto, and shall be entitled to examine a list of registered Unitholders.

(b)

Unitholders and other securityholders of the Trust and their respective personal representatives, on payment of a reasonable fee therefor and on sending to the Trust or its agent an affidavit or statutory declaration stating the name and address of such Person and that the list will not be used except in connection with: (a) an effort to influence the voting of the holders of the Units; (b) an offer to acquire Units; or (c) any other matter relating to the Units or the affairs of the Trust, may require the Trust or its agent to furnish within 10 days after receipt of the affidavit a list (in this section referred to as the “basic list”) made up to date not more than ten days before the receipt of the affidavit setting out the names of the registered Unitholders, the number of Units held by each such Unitholder and the address of each such Unitholder as shown in the records of the Trust.

(c)

A Person requiring the Trust to furnish a basic list may, by stating in the affidavit referred to in subsection (a) that they require supplemental lists, require the Trust or its agent on payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the registered Unitholders and the number of Units owned by each such Unitholder for each business day following the date the basic list is made up to.

(d)	The Trust or its agent shall furnish a supplemental list required under subsection (b):

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(i)	on the date the basic list is furnished, where the information relates to changes that took place prior to that date; and
(ii)	on the Business Day following the day to which the supplemental list relates, where the information relates to changes that take place on or after the date the basic list is furnished.
(e)

A Person requiring the Trust to furnish a basic list or a supplemental list may also require the Trust to include in that list the name and address of any holder of an option or right to acquire Units known to the Trust.

Section 16.6	Records of the Trust
(a)	The Trustees shall cause the Trust to prepare and maintain, at its principal office or its agent’s office or at any other place in Canada designated by the Trustees, records containing:
(i)	this Declaration of Trust and any amendments hereto;
(ii)	minutes of meetings and resolutions of Unitholders; and
(iii)	a securities register which records the Units and any other securities issued by the Trust in registered form, showing with respect to each class of securities:
(A)	the names, alphabetically arranged, and the latest known address of each Person who is or has been a security holder;
(B)	the number of securities held by each security holder; and
(C)	the date and particulars of the issue and transfer of each security.
(b)

Unitholders and other securityholders of the Trust and their respective personal representatives may examine the records described in subsection (a) during normal business hours, and take extracts from the records, free of charge.

(c)

Any Person described in subsection (b) who wishes to examine the securities register of the Trust must first make a request to Trust or its agent, accompanied by an affidavit or statutory declaration stating the name and address of such Person and that the information will not be used except in connection with: (a) an effort to influence the voting of the holders of the Units; (b) an offer to acquire the Units; or (c) any other matter relating to the Units or the affairs of the Trust. On receipt of the affidavit, the Trust or its agent shall allow the applicant access to the securities register during normal business hours, and, on payment of a reasonable fee, provide the applicant with an extract from the securities register.

(d)	The Trustees shall cause the Trust to prepare an alphabetical list of Unitholders entitled to receive notice of a meeting, showing the number of Units held by each

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Unitholder, no later than ten days after the record date for receiving notice and for voting. A Unitholder may examine the list during normal business hours at the principal office of the Trust or at the place where its central securities register is maintained, and at the meeting of Unitholders for which the list was prepared.

Section 16.7	Fiscal Year.

The fiscal year of the Trust shall end on December 31 of each year.

Section 16.8	Financial Disclosure.

The Trust will send (or make available if sending is not required by law) to Unitholders:

(a)

within 120 days after the end of each fiscal year of the Trust (or such lesser period as may be prescribed by applicable securities legislation), the annual financial statements of the Trust for such fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, the report of the Auditors thereon referred to in Section 17.4 and such other reports as may be required by applicable law; and

(b)

within 60 days after the end of each fiscal quarter of the Trust other than the fourth quarter of each year (or such lesser period as may be prescribed by applicable securities legislation), unaudited quarterly financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any, and such other reports as may be required by applicable law.

Such financial statements shall be prepared in accordance with GAAP provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

Section 16.9	Unitholder Meeting Information.

Prior to each meeting of Unitholders, the Trust shall provide to each registered Unitholder, together with the notice of the meeting:

(a)

a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b)	all information required by applicable law.
Section 16.10	Taxation Information.

On or before March 15 in each year, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year such information regarding the Trust as is required by Canadian federal and provincial law to be submitted to Unitholders for Canadian

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income tax purposes to enable Unitholders to complete their Canadian tax returns in respect of the prior calendar year.

Section 16.11	Administration Fees

An amendment to the Administration Agreement, effective as of January 1, 2008, is hereby authorized to reduce the fee payable to the Administrator to a declining fee, on a monthly basis, equal to 0.30% per annum for the first U.S.$100,000,000 of the Trust’s total assets, 0.225% per annum for any excess over U.S.$100,000,000 up to U.S.$200,000,000 of total assets and 0.15% per annum for any excess over U.S.$200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which the Trust’s net asset value is determined).

ARTICLE 17
AUDITOR

Section 17.1	Qualification of Auditor.

The Auditor shall be an independent recognized firm of chartered accountants which has an office in Canada.

Section 17.2	Appointment of Initial Auditor.

Ernst & Young LLP were appointed as the initial Auditor of the Trust, to hold such office until the first annual meeting of the Unitholders and have been reappointed to date. The Auditor will be selected at each succeeding annual meeting of Unitholders. The Auditor will be entitled to receive such remuneration as may be approved by the Trustees.

Section 17.3	Change of Auditor.

The Auditor may at any time resign or be removed by the Trustees for good reason or with the approval of a majority of the votes cast at a meeting of Unitholders duly called for the purpose and in accordance with applicable securities legislation and, upon the resignation or removal as aforesaid, a new Auditor may be appointed by a majority of votes cast at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

Section 17.4	Report of Auditors.

The Auditor shall audit the accounts of the Trust, and a report of the Auditor with respect to the annual financial statements of the Trust shall be provided to each Unitholder with the annual financial statements referred to in Section 16.7.

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ARTICLE 18
MISCELLANEOUS

Section 18.1	Counterparts.

This Declaration of Trust may be executed in several counterparts (including by facsimile), and all such counterparts taken together shall be deemed to constitute but one and the same instrument.

Section 18.2	Severability.

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

Section 18.3	Language.

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

Section 18.4	Governing Law.

This Declaration of Trust shall be governed by and interpreted and enforced in accordance with the laws of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario Superior Court of Justice.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Declaration of Trust.

TRUSTEES:

/s/ John Elder	/s/ John P. Embry
Witness	John P. Embry

/s/ John Elder	/s/ Brian E. Felske
Witness	Brian E. Felske

/s/ Marda Jeffrey	/s/ Douglas E. Heagle
Witness	Douglas E. Heagle

/s/ Harold J. Doran	/s/ Ian M.T. McAvity
Witness	Ian M.T. McAvity

/s/ John Elder	/s/ Robert R. Sale
Witness	Robert R. Sale

/s/ Bonnie Talbot	/s/ J.C. Stefan Spicer
Witness	J.C. Stefan Spicer

/s/ Marda Jeffrey	/s/ Philip M. Spicer
Witness	Philip M. Spicer

INITIAL UNITHOLDER ON BEHALF OF UNITHOLDERS:	CENTRAL GOLD MANAGERS INC.
/s/ J.C. Stefan Spicer
Name: J. C. Stefan Spicer Title: President

/s/ Krystyna Bylinowski
Name: Krystyna Bylinowski Title: Treasurer

1727843_13.DOC